Exhibit 99.2

THREE MINUTES

The Thomson Corporation
Annual Report 2006

THOMSON

2 To Our Shareholders
6 Financial Highlights
8 Growth Metrics
10 Three Minutes
24 Management's Discussion and Analysis
58 Financial Statements and Notes
102 Board of Directors
104 Senior Management
105 Corporate Information
106 In Memoriam: Ken Thomson

THREE MINUTES

At Thomson, our job is helping business people and professionals meet the constant demand of "I need to know now." For the lawyer preparing a case, the broker advising a client, the tax adviser struggling with the intricacies of a new regulation or the doctor prescribing a new drug – the demand for better-informed, more innovative, more insightful answers is relentless. And the right answers have to come fast, at the moment the opportunity or risk arises.

These answers are never frozen in time. They are preceded and followed by further questions. "Three Minutes" is a look at how Thomson evolves its solutions to meet our customers' complex information needs, address the various stages of their workflows and enhance their productivity. Thomson folklore has it that we ask our customers what they were doing three minutes before they used our product and three minutes after. Then we build out our solutions to support those before-and-after needs. The reality's slightly more complicated.

To show what a workflow solution does, and how it delivers value, we offer a look inside three of Thomson's leading solutions. Diagrams and text illustrate how three different types of experts rely on Thomson to enable their daily work and speed its flow – to do in minutes what once took hours or days – and to arrive at better answers.

1

TO OUR SHAREHOLDERS:

In 2006 The Thomson Corporation successfully executed on its strategic and operational priorities, and delivered strong financial results. Thomson has never been in a stronger position – strategically, operationally and financially.

Our electronic solutions, software and services continued to gain momentum in the markets, accounting for 80% of our revenues in 2006 and delivering our highest organic revenue growth in years. Total revenues grew 8%, operating profit rose 7% and earnings per share increased 22%. The company generated over $2 billion in cash from operations, and free cash flow increased 21%, driven by strong growth in operating income, lower tax payments and stable capital expenditures. We delivered value to our customers and created value for our shareholders. Our company returned nearly $1 billion to shareholders in 2006 through dividends and our stock buyback program.

Thomson entered 2007 well positioned for continued growth and profitability. The market has validated our workflow solutions strategy. We enjoy leading positions in all of our markets, which gives us the opportunity to shape markets rather than react to them. And we have realigned the company to be more focused, efficient and effective. Going forward, we see a clear opportunity to build on the foundation that we have established as the world’s leading provider of workflow solutions for business and professional customers.

DRIVERS OF OUR SUCCESS

Three factors drive the company’s success: innovative workflow solutions, a disciplined approach to optimizing our business portfolio and an equally rigorous approach to leveraging our company’s infrastructure and assets.

Our fastest-growing offerings are workflow solutions such as the three highlighted in the feature section of this report, along with others such as our Checkpoint solution for tax specialists and the management and clinical decision support solutions we provide to healthcare payers and providers. Our solutions-based strategy is achieving success every day as customers sign on and begin asking for more: more functions, more features and more adaptable interfaces.

As we hone our ability to tailor solutions so that they become integral to customer workflows, our relationship with customers grows even closer. Idea generation and product development have become a collaborative exercise. And as we build out solutions to meet our customers’ evolving needs, our growth from existing businesses has risen (up 6% over 2005) as has the percentage of recurring revenues (reaching 82% in 2006).

Another success factor is our company’s rigorous approach for optimizing our portfolio of businesses to accelerate growth and returns. In October 2006 we announced our intention to divest our Thomson Learning group, including businesses serving the higher education, careers, library reference, corporate e-learning and e-testing markets. Thomson Learning is a leader in these markets and is well managed, growing and profitable. But as our solutions-based strategy evolves, there are fewer synergies between the Learning group and our other businesses.

The main focus of portfolio optimization is to allocate resources to the businesses that have the highest potential for growth and returns. We are excited about the sale of Thomson Learning because we believe the proceeds will enable us to pursue new opportunities, including strengthening our existing businesses through increased investment, expanding into adjacent markets and stepping out into new markets and countries. We have established a disciplined, measured approach for using the sale proceeds with a focus on profitable growth and enhanced shareholder value. Value-creating opportunities will drive the investment process.

Optimizing our infrastructure – i.e., technology, operational processes and internal support services – is the third key to our company’s success. In mid-2006 we launched a coordinated series of initiatives designed to increase organizational efficiency and effectiveness by leveraging technology and scale, and by adopting industry best practices, across our company. We are making good progress toward developing a robust common infrastructure to support all of our businesses. The goal is to maximize the ability of each Thomson business to leverage the full resources of a multibillion dollar corporation.

LONG-TERM VALUE CREATION

As we review the achievements of 2006 and the expanding opportunities ahead, we sense that Thomson has reached a defining moment in its evolution. Our businesses are unified by a common business model and are poised to benefit from the efficiency and scalability of a common infrastructure. We have never been more focused strategically, more nimble as an organization or stronger financially.

The ongoing success of our workflow solutions gives us confidence that Thomson can keep building momentum on organic growth. We expect that the percentage of our revenues derived from electronic products, software and services will keep rising as we build out solutions and as international markets increasingly incorporate technology into their workflows.

Every day more people are turning to the Internet for instantaneous access to value-added information served up through easy-to-use interfaces. We believe that this will continue to fuel demand for our online products and services.

Moreover, electronic delivery improves our ability to provide additional products and services to our existing customers and to access new customers around the world. As our product mix continues to shift from legacy products to electronic solutions, the result should be higher growth and profitability in our existing businesses along with new opportunities to expand into adjacent markets and internationally.

By leveraging content, technology and expertise across our businesses, we become more efficient at developing and launching innovative solutions. What we learn from each new solution enables our product development teams to bring more robust products, incorporating more advanced analytical and productivity tools, to market more quickly. Our increasing use of scalable technology platforms such as Novus enables us to integrate content from our various databases and online services more easily, lower product development costs and reduce product delivery times.

We expect that these initiatives, coupled with our commitment to provide customers with the solutions they need to improve their productivity, will continue to deliver strong returns resulting in increased shareholder value.

WITH GRATITUDE

We want to thank all the stakeholders – investors, customers, employees and business partners – who have brought us to this important moment in our company’s evolution and who support Thomson’s ongoing success.

Special thanks are due to David H. Shaffer, who stepped down from his board position and retired from the company in 2006 after a distinguished career. Dave held a number of senior leadership roles at Thomson, including chief executive officer for Thomson Learning and later for Thomson Financial.

The Thomson board was pleased to welcome a new member in 2006. Michael J. Sabia, president and chief executive officer of BCE Inc. and chief executive officer of Bell Canada, brings extraordinary business acumen and distinctive insights to our board.

A LASTING LEGACY

For a number of reasons, 2006 was a memorable year. Many of us will remember it as the year Ken Thomson died. Ken was our controlling shareholder and he exercised that position with a tremendous sense of responsibility toward our business and our other shareholders. His sense of stewardship, his warmth and his humility motivated generations of Thomson employees. Ken left a unique legacy in his many contributions to our business and he will long be remembered as a man of exceptional character and integrity.

It seems fitting that the final words of this letter should come from Ken Thomson. Several years ago, when talking about the future of The Thomson Corporation, Ken remarked:

“By wholeheartedly embracing change, I’m sure an exciting future lies ahead for everyone associated with Thomson. The world changes, situations change, corporations change, we change personally. Everything changes, you know – that’s the one constant in the world.”

Sincerely,

David Thomson	Richard J. Harrington
Chairman of the Board	President &
Chief Executive Officer

FINANCIAL HIGHLIGHTS*

THE THOMSON CORPORATION

	2006	2005	Change
Revenues	6,641	6,173	+	8%
Operating profit	1,258	1,172	+	7%
Earnings attributable to common shares	1,115	930	+	20%
Earnings per common share (EPS)	$1.73	$1.42	+	22%
Adjusted earnings from continuing operations[1]	864	687	+	26%
Adjusted EPS from continuing operations[1]	$1.34	$1.05	+	28%
Shareholders’ equity	10,481	9,963	+	5%
Net cash provided by operating activities	2,125	1,879	+	13%
Free cash flow[2]	1,440	1,194	+	21%

REVENUE BY SEGMENT	REVENUE BY MEDIA	REVENUE BY GEOGRAPHY

FOOTNOTES:

*   Millions of U.S. dollars except per common share amounts. Adjusted earnings from continuing operations, adjusted EPS from continuing operations and free cash flow are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP financial measures within the MD&A.

MARKET GROUP PERFORMANCE

LEGAL & REGULATORY

	2006	Change
Revenues	$3,647	+	8%
Segment operating profit[3]	$1,120	+	12%
Segment operating profit margin[3]	31%	+100bps

FINANCIAL

	2006	Change
Revenues	$2,015	+	6%
Segment operating profit[3]	$379	+	13%
Segment operating profit margin[3]	19%	+120bps

SCIENTIFIC & HEALTHCARE

	2006	Change
Revenues	$995	+	8%
Segment operating profit[3]	$236	+	11%
Segment operating profit margin[3]	24%	+60bps

SEGMENT PERFORMANCE

LEGAL	2006	Change
Revenues	$3,053	+	7%
Segment operating profit[3]	$952	+	11%
Segment operating profit margin[3]	31%	+100bps

TAX & ACCOUNTING	2006	Change
Revenues	$598	+	12%
Segment operating profit[3]	$168	+	19%
Segment operating profit margin[3]	28%	+160bps

SCIENTIFIC	2006	Change
Revenues	$602	+	6%
Segment operating profit[3]	$151	+	17%
Segment operating profit margin[3]	25%	+240bps

HEALTHCARE	2006	Change
Revenues	$393	+	12%
Segment operating profit[3]	$85	+	1%
Segment operating profit margin[3]	22%	-230bps

1              Excludes one-time items. For a full reconciliation to GAAP reported earnings, see page 34.

2              Net cash provided by operating activities less net capital expenditures, other investing activities and dividends paid on preference shares.

3              Excludes amortization of identifiable intangible assets.

GROWTH METRICS*

REVENUES	OPERATING PROFIT	OPERATING PROFIT MARGIN

Revenues increased 8% in 2006 vs. 2005, to $6.6 billion.	Operating profit increased 7% in 2006 vs. 2005.	Operating profit margin decreased slightly compared to the prior year as the effects of scale were offset by higher corporate costs.[1]

FOOTNOTES:

*    Millions of U.S. dollars except per common share amounts. Free cash flow and adjusted EPS are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP financial measures on pages 43 and 101, respectively.

1    Resulting from our THOMSONplus program, increased pension and other defined benefits plans expense and higher stock-related compensation expense.

CASH FLOW	EARNINGS PER COMMON SHARE	DIVIDENDS PER COMMON SHARE

Free cash flow, a key measure of financial strength, increased 21% to $1,440, driven by strong operating income growth, lower tax payments and stable capital expenditures.	Strong operating performance drove adjusted earnings up 28% to $1.34 per share.	Steadily increasing cash dividends continue to enhance total returns to shareholders.

2 Net cash provided by operating activities less net capital expenditures, other investing activities and dividends paid on preference shares.	3 Excludes one-time items. For a full reconciliation to reported earnings, see the six-year summary on page 101.	4 Excludes a special dividend of $0.0428 per common share related to the sale of our 20% interest in Bell Globemedia.

WHAT DO I DO NOW?

The working life of every professional is punctuated by moments when a crucial decision must be made. Moments when years of education and experience aren't enough to answer the question "What do I do now?" Thomson solutions are designed to help professionals find the right answer fast.

In financial services today, survival depends on accessing the best, most current data via an efficient and adaptable interface. Success requires the real-time analytics and tools to identify opportunities before the competition does and act on them instantaneously. A few minutes can make all the difference. That's why brokers, investment bankers and investment managers turn to Thomson ONE.

THOMSON ONE INVESTMENT MANAGEMENT

Thomson workflow solutions create value in real time. *Every successful investment decision involves a detective story. When a portfolio manager, hedge fund manager or analyst senses an unexpected risk or wants to investigate a new opportunity, Thomson ONE Investment Management helps her follow the trail of clues and access the information and analysis needed in minutes. Thomson ONE provides a rich set of tools that allows our clients to monitor their portfolios in real time and stay on top of global markets and individual securities. It offers features and benefits for every function of an asset manager's organization, making processes faster, more fluid and more productive.*

Real-time Contribution
Gain instant insight into portfolios to detect emerging opportunities and risks; 360° views of individual securities and companies.

Live Information
View the marketplace as it is happening. Access price movements, trade activity, events, estimates and news; view company webcasts.

Using Thomson ONE, an asset manager investigates an over-performing stock and decides whether to rebalance the portfolio.

Recent Research
Access real-time quotes, the latest news, comprehensive transcripts and briefs.

Collaborative Workflow
Collaborate online with research staff and traders; provide clients and prospects with greater transparency.

Guidance
Check current company guidance and track previous guidance at a glance to spot discrepancies.

Advanced Analytics
Combine complex quantitative modeling with a customized real-time model to check valuations.

Relevant Viewpoints
Analyze the outlook using comprehensive forecasts; gain insight into brokers.

Informed Decision
Thomson ONE generates actionable ideas that lead to more profitable decisions. It helps customers evaluate existing holdings and accelerate their research and security selection process.

Analyst Views
Note analyst revisions and track revision trends; investigate analyst decisions.

Analyst Bios
Look deeper into analyst backgrounds and patterns; get contact information to follow up.

WHO DO I TRUST?

More information is available today and is easier to access than ever before. But it's harder than ever to sort through what's irrelevant, outdated or inaccurate. Attorneys, tax specialists, investment bankers, doctors and scientists all stake their reputations on the reliability of the information that guides their decisions. For the trusted adviser, "Who do I trust?" is a fundamental question.

For attorneys, the most frequent answer is Thomson West. Westlaw, its online legal research tool, is accessed by hundreds of thousands of users. It provides quick, easy access to a vast collection of statutes, case law materials, public records and other legal resources. West's professional reference attorneys are bar-admitted lawyers who are available 24 hours a day to provide customers with legal research assistance and training. When you're taking on the case of your life, you need information and insight you can trust.

WESTLAW LITIGATOR

Thomson supports every phase of the litigator's workflow.

To create Westlaw Litigator, we asked litigation attorneys to walk us through each step of their workday. Then we tailored a solution to their distinctive needs, combining databases and tools ranging from case law and statutes to more than 500,000 jury verdicts to live feeds of depositions. Westlaw Litigator is an integrated solution that supports the lawyer's workflow through the various stages of litigation, from the decision whether to take the case all the way to the appeals process.

Westlaw Litigator covers each step of an attorney's workflow from case evaluation through negotiations to appeal.

Evaluate a Case and Establish Deadlines
Assess economic value and establish deadlines in your calendar.
Investigation
Gather and consider basic factual information.
Conduct Discovery
Investigate case facts, parties, events and chronology.
Analyze and Negotiate
Evaluate strength of case and likelihood of success; discuss potential settlements with client and opposing party.
Prepare for Trial
Research case and prepare to go to court; file pleadings and motions, and select experts.
Conduct Trial
Examine facts and law before the court.
Appeal
Present the case to higher court to review legal issue.

WHAT DO I DO NEXT?

Business people and professionals know that on-demand knowledge is their edge. But knowledge doesn't stand still. There's always something new to know, and the context of what's new can change the relevance of what came before. Thomson starts with the most comprehensive, timely and relevant content, and integrates this content within a powerful technology platform which can augment and integrate the customer's own knowledge inventory. Our workflow solutions provide customers with a constantly evolving and improving knowledge resource.

Thomson Pharma is the world's first truly integrated solution that addresses the critical information needs of professionals working in all stages of drug development. It combines scientific, patent and financial content from multiple Thomson sources. And it enhances this premium content with powerful search tools integrated into a single solution that customers can personalize to suit their evolving needs.

THOMSON PHARMA

Thomson solutions deliver value-added context as well as content.
Thomson Pharma's extensive databases and research applications are broad enough to support the drug development process from early discovery through to patent expiry. Yet Thomson Pharma is flexible enough to be configured for specific companies, therapeutic areas and job types. It supports the differing workflows of pharmaceutical specialists ranging from research librarians to bench scientists, patent attorneys, project managers and – increasingly – senior decision makers. It delivers constantly updated content in a context that's relevant to the customer.

Reports and Proposals
Easily export all information into Word and Excel to quickly develop reports, proposals and presentations.

Patent and Licensing Information
Review all patents associated with a drug and patent summaries of multiple drugs; identify when generic versions will be legal.

Competitive Landscape
Determine what Alzheimer's drugs are on the market or in development; find other drugs that function similarly but have not yet been applied to Alzheimer's.

Company Research
Identify companies competing in this area and their patents, products and financial performance.

Drug Information
Understand chemical and genetic structure, disease state information and development status of individual drugs.

Using Thomson Pharma, a pharmaceutical company's global development team evaluates risks and rewards of investing in the development of drugs targeting Alzheimer's disease.

SWOT Analysis
Identify strengths, weaknesses, opportunities and threats for major drugs; drill down into new and emerging therapy areas.

Sales and Market Share
Evaluate size and growth of market, and market share of individual drugs.

Rx Profiles
Understand the population for Alzheimer's drugs, their other typical indications and drug purchase patterns.

FINANCIAL AND CORPORATE INFORMATION

INDEX TO FINANCIAL AND CORPORATE INFORMATION

24	Management’s Discussion and Analysis

24	Overview

30	Use of Non-GAAP Financial Measures

31	Results of Operations

40	Liquidity and Capital Resources

46	Outlook

46	Material Assumptions

47	Related Party Transactions

47	Employee Future Benefits

49	Subsequent Events

49	Accounting Changes

50	Critical Accounting Policies

52	Recently Issued Accounting Standards

53	Additional Information

54	Reconciliations

55	Supplemental Information

56	Quarterly Information

57	Forward-Looking Statements

58	Management Reports

59	Independent Auditors’ Report

61	Consolidated Statement of Earnings

62	Consolidated Balance Sheet

63	Consolidated Statement of Cash Flow

64	Consolidated Statement of Changes in Shareholders’ Equity

65	Notes to Consolidated Financial Statements

65	Note 1: Summary of Significant Accounting Policies

69	Note 2: Changes in Accounting Policies

70	Note 3: THOMSONplus Program

71	Note 4: Net Other Income (Expense)

71	Note 5: Net Interest Expense and Other Financing Costs

71	Note 6: Income Taxes

73	Note 7: Discontinued Operations

77	Note 8: Earnings per Common Share

77	Note 9: Accounts Receivable Allowances

77	Note 10: Inventories

78	Note 11: Computer Hardware and Other Property

78	Note 12: Computer Software

79	Note 13: Identifiable Intangible Assets

79	Note 14: Goodwill

80	Note 15: Financial Instruments

83	Note 16: Capital

84	Note 17: Employee Future Benefits

88	Note 18: Contingencies, Commitments and Guarantees

89	Note 19: Acquisitions and Disposals

91	Note 20: Stock-Based Compensation

95	Note 21: Supplemental Cash Flow Information

95	Note 22: Related Party Transactions

96	Note 23: Segment Information

97	Note 24: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

99	Note 25: Subsequent Events

100	Six-Year Summary

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the year ended December 31, 2006, compared to the preceding two fiscal years. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to “we,” “our” and “us” are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the section entitled “Forward-Looking Statements” on page 57 of this management’s discussion and analysis and in the “Risk Factors” section of our annual information form, which is also contained in our annual report on Form 40-F. This management’s discussion and analysis is dated as of February 23, 2007.

OVERVIEW

Our Business and Strategy

We are one of the world’s leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.

We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers’ workflows, we deliver information and services electronically, integrate our solutions with our customers’ own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. We believe our ability to embed our solutions into our customers’ workflows is a significant competitive advantage as it leads to strong customer retention and barriers to entry for competitors. Over time, we believe that these attributes translate into more pricing power, higher margins and better cash flow. Thus, our shift to workflow solutions is important to our growth and profitability.

As a global company, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate. We have traditionally encountered competition in each of our markets from both large information providers and smaller niche market businesses. However, we now face an evolving competitive landscape. Certain of our traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside our traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of our businesses by providing more in-depth offerings than are currently available from such services. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions that will allow us to remain embedded in our customers’ workflows.

We strive for leadership positions in each market we serve in order to secure broad and deep market expertise. To maintain our leadership positions, we plan to continue to invest in our existing businesses and also to acquire new businesses. During the past few years, we have achieved efficiencies by leveraging resources within our various businesses, which has increased our profitability. We have had consistently strong cash flow generation, reflecting the strength of our businesses and the quality of our earnings, as well as contributions from operating efficiencies and improvements in our use of working capital.

Throughout 2006, our operations were organized into four market groups that were structured on the basis of the customers they served:

•      Thomson Legal & Regulatory – a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies;

•      Thomson Learning – a leading provider of learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals;

•      Thomson Financial – a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community; and

•      Thomson Scientific & Healthcare – a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

In October 2006, we announced our intention to divest the entirety of our Thomson Learning market group, including those businesses serving the higher education, careers, library reference, corporate e-learning and e-testing markets. Therefore, we have restated our results and metrics for all years discussed throughout this management’s discussion and analysis to remove Thomson Learning. See the sections entitled “Dispositions” and “Discontinued Operations” for further discussion.

In October 2006, we also announced that we would realign our remaining operations, effective January 1, 2007. While we had previously announced that we would manage our business along six business segments, we subsequently decided that our North American Legal and International Legal and Regulatory businesses will be managed as one segment to better serve our customers in those markets. As such, we will report on the following five business segments beginning with results for the first quarter of 2007:

•      Thomson Legal – a leading provider of workflow solutions to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, CompuMark, Thomson Elite, FindLaw, Gee, LIVEDGAR, Sweet & Maxwell and Thomson & Thomson;

•      Thomson Financial – a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, Datastream, First Call, I/B/E/S, Investext, IR Channel, SDC Platinum, StreetEvents, Thomson Transaction Services and TradeWeb;

•      Thomson Tax & Accounting – a leading provider of integrated information and workflow solutions for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA;

•      Thomson Scientific – a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, MicroPatent, Thomson Pharma, ISI Web of Science and Web of Knowledge; and

•      Thomson Healthcare – a leading provider of information and services to physicians and other professionals in the healthcare, corporate and government marketplaces. Major businesses and information solutions include Medstat, Micromedex, PDR (Physicians’ Desk Reference) and Solucient.

We have presented our results in this management’s discussion and analysis on the basis that we operated in 2006, but have provided supplemental financial information to assist with the understanding of our new operating structure that became effective on January 1, 2007. See the section entitled “Supplemental Information” for the segment results of our businesses as they will be managed and presented in 2007.

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The Corporate and Other category principally includes corporate expenses, certain costs associated with our stock-related compensation, and, beginning in 2006, costs associated with the company’s THOMSONplus business optimization program, which are discussed in the section entitled “THOMSONplus.”

PERCENTAGE OF TOTAL 2006 REVENUES

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes selected financial information for 2006, 2005 and 2004, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2006	2005	2004[3]
CONSOLIDATED STATEMENT OF EARNINGS DATA
Revenues	6,641	6,173	5,686
Operating profit	1,258	1,172	1,062
Earnings from continuing operations[1]	919	662	642
Earnings from discontinued operations, net of tax	201	272	369
Net earnings[1]	1,120	934	1,011
Earnings per common share from continuing operations[1]	$1.41	$1.00	$0.97
Earnings per common share[1]	$1.73	$1.42	$1.54
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents	334	407	405
Total assets	20,132	19,434	19,645
Total long-term liabilities	5,912	6,364	6,600
Total shareholders’ equity	10,481	9,963	9,962
DIVIDEND DATA
Dividends per common share (US$)	$0.880	$0.790	$0.755
Dividends per Series II preferred share (Cdn$)	C$1.00	C$0.77	C$0.70
OTHER DATA[2]
Adjusted earnings from continuing operations	864	687	581
Adjusted earnings per common share from continuing operations	$1.34	$1.05	$0.89
Net debt	3,741	3,646	3,689
Free cash flow	1,440	1,194	1,123

1      Results are not directly comparable due to certain one-time items. For more information, please see the “Results of Operations” section of this management’s discussion and analysis.

2      These are non-GAAP financial measures. See pages 30 and 31 for definitions.

3      A full discussion of results for 2005 compared to 2004 is included in our management’s discussion and analysis for the year ended December 31, 2005. Significant trends and items affecting comparability over the three-year period are noted within this management’s discussion and analysis.

Revenues

The following graphs show the percentage of our 2006 revenues by media, type and geography.

REVENUE BY MEDIA	REVENUE BY TYPE	REVENUE BY GEOGRAPHY

Our revenues are derived from a diverse customer base. In 2006, 2005 and 2004, no single customer accounted for more than 2% of our total revenues.

By media. We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and handheld wireless devices. In 2006, electronic, software and services revenues represented 80% of our total revenues. This was the same percentage as in 2005, which had increased from 78% in 2004. Thomson Learning’s businesses have a higher percentage of revenues that are print-based. Since Thomson Learning’s revenues are no longer contained in the revenues for our continuing operations, the percentage of our total revenues derived from electronic software and services has increased. In the long term, we expect that electronic, software and services as a percentage of our total revenues will gradually increase as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside North America continue to incorporate technology into their workflows. Electronic delivery of our products and services improves our ability to more rapidly and profitably provide additional products and services to our existing customers and to access new customers around the world.

By type. For each year from 2004 to 2006, approximately 82% of our revenues were generated from subscription or similar contractual arrangements, which we refer to as recurring revenues. Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, though increasingly they are for three year terms, after which they automatically renew or are renewable at the customer’s option. The renewal dates are spread over the course of the year. Because a high proportion of our revenues comes from subscription and similar arrangements where our customers contract with us for a period of time, our revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage.

By geography. We segment our revenues geographically by origin of sale in our financial statements. In 2006, 83% of our revenues were generated from our operations in North America, consistent with 2005 and 2004. In the long term, we are striving to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we have developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We routinely update a number of our key products and services by adding functionality or providing additional services to our existing offerings to make them more valuable and attractive to our customers and, thereby, increase our revenues from existing customers. Because of the dynamic nature of our products and services, management does not find it useful to analyze large portions of our revenue base using traditional price versus volume measurements. As it is difficult to assess our revenue changes from a pure price versus volume standpoint when products are continually evolving, we limit these measurements to our analysis of more static products and service offerings.

Expenses

As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. Labor represented approximately 66% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2006 compared to approximately 65% in 2005 and 63% in 2004. No other category of expenses accounted for more than 10% of our operating costs in 2006, 2005 or 2004.

Acquisitions

Acquisitions play a key role in fulfilling our strategy. Our acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that we integrate into our operations to broaden the range of our product and service offerings to better serve our customers. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. In 2006, acquired businesses generated approximately one quarter of our total growth in revenues and a lesser portion of the growth in operating profit. Generally, the businesses that we acquired have initially had lower margins than our existing businesses.

COMPLETED ACQUISITIONS	CASH OUTLAYS FOR ACQUISITIONS
(in millions of U.S. dollars)

During 2006, we completed 25 acquisitions at an aggregate cost of $0.7 billion including Solucient LLC, a provider of data and advanced analytics to hospitals and health systems, Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, and LiveNote Technologies, a provider of transcript and evidence management software to litigators and court reporters. In 2005 and 2004, we completed an aggregate of 60 acquisitions with total cash outlays of approximately $1.6 billion. The reduction in the number of acquisitions was primarily due to our continued focus in 2006 on portfolio optimization and integration of prior year acquisitions. In 2007, we expect our acquisition activity to continue as we evaluate opportunities that further the execution of our strategy. Upon completion of the divestiture of Thomson Learning, we will evaluate ways to deploy those proceeds in a manner that will result in long-term value creation for our shareholders.

In 2005 and 2004, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. In 2005, our largest acquisition was Global Securities Information (GSI), a provider of online securities and securities-related information and research services. In 2004, our largest acquisitions were Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, for $445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, for $361 million, net of cash received, plus contingent payments of up to $150 million over a three-year period ending in 2007 based upon the achievement of certain growth targets. In 2006 and 2005, we paid in each year $50 million in contingent consideration associated with the TradeWeb acquisition.

Dispositions

As part of our continuing strategy to optimize our portfolio of businesses, to sharpen our strategic focus on providing electronic workflow solutions to business and professional markets and to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of a number of businesses. While each of the operations that we have decided to sell possesses brand equity, a loyal customer base and talented employees, they do not provide the type of synergies that strengthen our core integrated information solutions. The most significant of these was the announcement of our intention to divest Thomson Learning via three independent sales processes, each on its own schedule:

1      We agreed to sell NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC. The sale is expected to be completed in the second quarter of 2007.

2      We are currently seeking buyers for Prometric, a global leader in assessment services, through a competitive bidding process. We expect the sale of Prometric to be concluded in 2007.

3      The competitive bidding for the higher education, careers and library reference businesses commenced in the first quarter of 2007.

Additionally, in 2006 we announced our intention to sell the following operations:

•      Our business information and news operations within Thomson Legal & Regulatory, which include Market Research and NewsEdge;

•      IOB, a Brazilian regulatory business within Thomson Legal & Regulatory;

•      Thomson Medical Education, a provider of sponsored medical education within Thomson Scientific & Healthcare;

•      Lawpoint Pty Limited, an Australian provider of print and online regulatory information services within Thomson Legal & Regulatory;

•      Law Manager, Inc., a software and services provider within Thomson Legal & Regulatory;

•      Peterson’s, a college preparatory guide in Thomson Learning;

•      The North American operations of Thomson Education Direct, a consumer-based distance learning career school in Thomson Learning; and

•      K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community in Thomson Learning.

We completed the sale of Law Manager in April and Lawpoint in June. The sales of Peterson’s and K.G. Saur were completed in July and August, respectively.

In August 2006, we completed the sale of American Health Consultants (AHC), a provider of medical education and publisher of medical newsletters, managed within Thomson Scientific & Healthcare.

Other than certain minor investments, there were no other dispositions in 2005. During 2004, we completed two dispositions. The most significant of these was the sale of our Thomson Media group in October 2004.

Our proceeds from the sales of discontinued operations in 2006, net of taxes paid, were $81 million. In 2005, we paid $105 million in taxes associated with discontinued operations sold in a prior year. In 2004, our proceeds from the sales of discontinued operations, net of taxes paid, were $474 million.

Results from all these businesses and operations have been reclassified to discontinued operations and prior periods have been restated. This means that revenues associated with these businesses and operations are excluded from our results which are discussed in this management’s discussion and analysis. Earnings of these businesses and operations, however, are reflected as earnings from discontinued operations, net of tax, for all periods. For more information, see the section entitled “Discontinued Operations.”

Additionally, over the past few years we have sold certain minority equity investments and businesses that did not qualify as discontinued operations. Proceeds from these sales amounted to $88 million in 2006, $4 million in 2005 and $87 million in 2004.

THOMSONplus

In 2006, we formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow us to become a more integrated operating company by leveraging assets and infrastructure across all segments of our business. The program is expected to produce cost savings for our businesses by:

•      Realigning our business units into five segments;

•      Streamlining and consolidating certain functions such as finance, accounting and business systems;

•      Leveraging infrastructure and technology for customer contact centers;

•      Establishing low-cost shared service centers;

•      Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•      Re-engineering certain product development and production functions and realigning particular sales forces within our business segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

To accomplish these initiatives, we expect to incur approximately $250 million of expenses through 2009, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a corporate program, expenses associated with it are reported within our Corporate and Other segment. At the completion of the program, we anticipate these initiatives will produce annual savings of about $150 million. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common enterprise resource planning (ERP) system, and platform integration across all market groups.

In 2006, we incurred $60 million of expenses associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to our efforts to deploy SAP as our company-wide ERP system, which will continue throughout 2007 and 2008. We estimate that we saved about $12 million in 2006 from the elimination of certain positions and the relocation of others to lower cost locations resulting from our establishment of a facility in Hyderabad, India to perform certain finance functions. These savings represented an annualized cost reduction of approximately $25 million. Additionally, we incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.

Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. However, based on current estimates, we expect to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009. As a return on this investment, we expect to generate savings of approximately $50 million in 2007, $90 million in 2008 and should reach our targeted savings of about $150 million per year at the beginning of 2009.

Seasonality

With the pending divestiture of Thomson Learning, our results will become less seasonal than previously reported. However, in terms of revenues and profits, the first quarter will continue to be proportionately the smallest quarter for us and the fourth quarter will be our largest, as certain product releases are concentrated at the end of the year, particularly in the regulatory markets. Costs will continue to be incurred more evenly throughout the year. As a result, our operating margins will continue to generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective.

See the section entitled “Quarterly Information” for our restated quarterly results reflecting all of our Learning businesses as discontinued operations.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

•      Adjusted earnings and adjusted earnings per common share from continuing operations.

We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.

See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on pages 34 and 40.

•      Net debt. We measure our net debt, which we define as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 41.

•      Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 43.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management’s discussion and analysis.

While in accordance with Canadian GAAP, our definition of segment operating profit may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

We report depreciation for each of our market groups within the section below entitled “Additional Information.”

RESULTS OF OPERATIONS

The following discussion compares our results for the fiscal years ended December 31, 2006, 2005 and 2004 and for the three-month periods ended December 31, 2006 and 2005 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled “Discontinued Operations” for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes our consolidated results for the years indicated.

(millions of U.S. dollars,	Year ended December 31
except per share amounts)	2006	2005	2004
Revenues	6,641	6,173	5,686
Operating profit	1,258	1,172	1,062
Operating profit margin	18.9%	19.0%	18.7%
Net earnings[1]	1,120	934	1,011
Diluted earnings per common shares[1]	$1.73	$1.42	$1.54

1      Results are not directly comparable due to certain one-time items.

Revenues. In 2006, revenues increased 8% comprised of the following:

•      6% from higher revenues of existing businesses;

•      2% from contributions of newly acquired businesses; and

•      a negligible impact from foreign currency translation.

For our existing businesses, revenue growth was exhibited in all our market groups, reflecting customer demand for our integrated solutions and overall growth in the markets we serve. Contributions from acquired businesses were primarily related to Quantitative Analytics, Inc. and AFX News in our Thomson Financial market group and Solucient and MercuryMD in our Thomson Scientific & Healthcare market group.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues in 2005 grew 9% comprised of contributions from acquired businesses and growth from existing businesses, as foreign currency translation had a minimal impact. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in Thomson Scientific & Healthcare and TradeWeb within Thomson Financial. See the analysis of our segment results for further discussions of our revenue growth.

Operating profit. In 2006, operating profit rose 7% primarily due to the increase in revenues. The operating profit margin decreased slightly compared to the prior year as the effects of scale were offset by higher corporate costs resulting from our THOMSONplus program, increased pension and other defined benefit plans expense and higher stock-related compensation expense. See the section entitled “THOMSONplus” for a discussion of the program’s initiatives and the section entitled “Corporate and Other” for discussion of its associated costs.

The increase in operating profit in 2005 reflected higher revenues due to contributions from existing and acquired businesses. The operating profit margin increased slightly as the impact of increased revenues more than offset higher pension and other defined benefit plans expenses, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. Improvement in our operating margin was tempered by the inclusion in 2004 results of $19 million of insurance recoveries related to September 11, 2001.

Depreciation and amortization. Depreciation in 2006 increased $25 million, or 6%, compared to 2005. This increase reflected recent acquisitions and capital expenditures. Amortization increased $6 million, or 3%, compared to 2005, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

Depreciation in 2005 approximated that of 2004 primarily due to the timing and limited growth of capital expenditures. Amortization increased $29 million, or 14%, due to the amortization of newly acquired assets in 2005 and the full-year effect of those acquired in 2004.

Net other income/expense. Net other income in 2006 of $1 million primarily consisted of gains on the sales of certain equity investments offset by charges associated with a legal reserve. In the fourth quarter of 2006, we established a legal reserve of $36 million representing our portion of a cash settlement related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. If the settlement is approved by the court, we expect to pay this amount later in 2007.

Net other expense in 2005 was $28 million, which primarily represented a loss associated with the early redemption of certain debt securities of $23 million (discussed in the section below entitled “Financial Position”) and a charge of $15 million to reduce the carrying value of one of our equity investments to its fair value, partially offset by income from equity investments and gains from the sale of certain other investments.

In 2004, net other income of $2 million primarily consisted of a $35 million gain on the sale of an investment and a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by our controlling shareholder. These gains were partially offset by a $53 million loss associated with our early redemption of certain debt securities (discussed in the section entitled “Financial Position”).

Net interest expense and other financing costs. In 2006, our net interest expense and other financing costs approximated that of the prior year. In 2005, these costs declined 5% primarily due to the refinancing of certain debt securities in 2005 and the full-year effect of an earlier refinancing of debt in 2004 (discussed in the section entitled “Financial Position”).

Income taxes. Our income tax expense in 2006 represented 11.5% of our earnings from continuing operations before income taxes. This compares with effective rates of 28.3% in 2005 and 22.6% in 2004. Our effective income tax rate is lower than the Canadian corporate income tax rate of 35.4% (2005 and 2004, 36.0%), due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs substantially from the Canadian corporate income tax rate. Our income tax expense was further impacted by certain one-time items and the accounting for discontinued operations in 2006, 2005 and 2004 as described below.

•      In 2006, we increased valuation allowances against deferred tax assets by $42 million which increased our tax rate by 4%. The net change in the valuation allowance included benefits associated with our Thomson Learning market group which, under the requirements of discontinued operations accounting, were not allowed to be reclassified to discontinued operations along with the other results for the business. The impact of including the benefits related to Thomson Learning market group in our continuing operations tax charge reduced our effective tax rate by 3% in 2006, and 2% in 2005 and 2004.

•      In 2005, we released $98 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Additionally, we repatriated a substantial portion of certain of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was effected through intercompany financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation, which reduced our cash flow from operations and our net earnings in the fourth quarter by the same amount. The net effect of both of these one-time tax items was a $27 million increase in the tax provision for the full year of 2005.

•      The 2004 income tax provision included a benefit resulting from the release of a valuation allowance of $41 million related to new legislation in the United Kingdom.

The balance of our deferred tax assets at December 31, 2006 was $1,347 million compared to $1,197 million at December 31, 2005. Our deferred tax assets consist primarily of tax losses and other credit carryforwards, the majority of which can only be utilized against taxable income in Canada. In assessing the likelihood of using our deferred tax assets, we first offset them against deferred tax liabilities. We establish valuation losses for any remaining deferred tax assets that we do not expect to be able to use against deferred tax liabilities or future taxable income. Our valuation allowance against our deferred tax assets at December 31, 2006 was $442 million compared to $412 million at December 31, 2005. The net movement in the valuation allowance from 2005 to 2006 primarily relates to additional Canadian losses sustained in 2006 that we do not anticipate using because we expect to continue to incur losses in Canada.

In 2007, our businesses expect to continue with initiatives to consolidate the ownership of their technology platforms and content and we expect that a proportion of our profits will continue to be taxed at lower rates than the Canadian statutory tax rate. After giving effect to our ongoing asset consolidation initiatives, we expect our effective tax rate in 2007 to be in the 20% range. We believe our effective rate will be sustainable. However, our effective tax rate and our cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged as well as the geographic mix of our profits. We are not aware of any significant changes in existing laws or conventions at this time that would cause our effective tax rate to increase.

See the section entitled “Contingencies” for further discussion of income tax liabilities.

Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $1,115 million in 2006 compared to $930 million in 2005. Earnings per common share were $1.73 in 2006 compared to $1.42 in 2005. The increases in reported earnings and earnings per common share were the result of higher operating profit and lower tax expense due to the recapitalization of certain subsidiaries in the fourth quarter of 2005 and certain one-time items in 2005.

Earnings attributable to common shares were $930 million in 2005 compared to $1,008 million in 2004. Earnings per common share were $1.42 in 2005 compared to $1.54 in 2004. The decreases in reported earnings and earnings per common share were the result of gains on the sales of discontinued operations in 2004 and certain one-time items in both years, which more than offset increases in operating profit in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

	Year ended December 31
(millions of U.S. dollars, except per common share amounts)	2006	2005	2004
Earnings attributable to common shares	1,115	930	1,008
Adjustments for one-time items:
Net other (income) expense	(1)	28	(2)
Tax on above item	(16)	(4)	1
Tax (benefits) charges	(33)	5	(57)
Discontinued operations	(201)	(272)	(369)
Adjusted earnings from continuing operations	864	687	581
Adjusted earnings per common share from continuing operations	$1.34	$1.05	$0.89

Our adjusted earnings from continuing operations for 2006 increased 26% compared to 2005 largely as a result of higher operating profit stemming from higher revenues and a lower effective tax rate, which more than offset costs associated with THOMSONplus as well as higher pension and other benefit plans expense and higher stock-related compensation expense. Our adjusted earnings in 2005 increased 18% compared to 2004 also as a result of higher operating profits offset by higher pension and other benefit plans expense.

Operating Results by Business Segment

Thomson Legal & Regulatory

	Year ended December 31
(millions of U.S. dollars)	2006	2005	2004
Revenues	3,647	3,368	3,164
Segment operating profit	1,120	1,000	916
Segment operating profit margin	30.7%	29.7%	29.0%

2006 v. 2005

Thomson Legal & Regulatory’s financial performance in 2006 reflected the continued demand in the marketplace for online products and solutions. Revenues increased 8% comprised of the following:

•      7% from higher revenues of existing businesses;

•      1% from contributions of newly acquired businesses; and

•      a negligible impact from foreign currency translation.

Growth within our existing businesses reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% over the prior year. Revenue from sales of software and services increased 11% as a result of higher sales of tax and accounting software products and services at FindLaw and Tax Partners. These increases were partially offset by a decline in CD product revenues as customers continued to migrate to our online offerings. Contributions from acquired businesses reflected the results from LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is our integrated litigation platform, and several small acquisitions in 2006 that supplemented existing offerings.

Within our North American legal businesses, revenues increased 7% primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic as a result of greater new sales. Revenues from services increased primarily due to higher sales at FindLaw. Within the tax and accounting group, revenues increased 12% as a result of higher online and software and services sales. Our Checkpoint online service revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Software revenues increased due to higher sales of our UltraTax and InSource offerings. Service revenues increased primarily as a result of higher sales and use tax outsourcing services at Tax Partners. Outside of North America, online revenues increased, particularly in Europe and Australia, due to higher customer demand for our products and the continued migration of our international customers from CD to online products.

The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in our existing businesses and a favorable product mix.

2005 v. 2004

In 2005, revenues increased 6% primarily due to higher revenues from existing businesses and, to a lesser extent, from contributions of newly acquired businesses. Within our existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% over 2004. Revenue from sales of software and services increased 14% reflecting strong growth from FindLaw, tax and accounting software products and acquired companies. These increases were partially offset by a slight decline in CD product revenues as customers continued to migrate to our online offerings. Contributions from acquired businesses reflected the results from 18 acquisitions in 2005. Among our acquired businesses in 2005 were GSI, a provider of securities and securities-related information and research services, which further enhanced our online offerings, and Tax Partners, LLC, a tax compliance service firm, which expanded our service offerings in the outsourcing solutions market.

In 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. Within our North American tax and accounting group, our Checkpoint online service revenues also increased. The revenue increases for both North American Westlaw and Checkpoint were driven by new sales and higher retention. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, online revenues increased, particularly in Europe, driven by higher customer demand for our solutions.

The growth in segment operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The segment operating margin increased as the effects of scale in our existing businesses more than offset the impact of lower initial margins for certain acquired businesses.

Outlook

Growth in the overall legal information market remains modest but steady. We expect that customer spending worldwide on print products will remain constant, while spending on CD products will continue to decline. We anticipate the most significant elements of growth in this market will be in spending for online products and integrated information offerings. In North America, law firms are increasing expenditures on talent and practice development, while exploring outsourcing of managed services. In this environment, we anticipate continued strong demand for our “business of law” products and services.

Increasing regulatory complexity and stringency, largely stemming from the Sarbanes-Oxley Act, have significantly affected the accounting labor market, increasing the demand for compliance information and software and for workflow efficiency tools and integrated solutions. In this environment, we anticipate continued strong demand for our tax and accounting compliance products and our outsourcing solutions.

Thomson Financial

	Year ended December 31
(millions of U.S. dollars)	2006	2005	2004
Revenues	2,015	1,897	1,738
Segment operating profit	379	334	294
Segment operating profit margin	18.8%	17.6%	16.9%

2006 v. 2005

Results in 2006 for Thomson Financial reflected underlying market conditions and the continued success of Thomson ONE offerings. Revenues increased 6% comprised of the following:

•      4% from higher revenues of existing businesses;

•      2% from contributions of newly acquired businesses; and

•      a negligible impact from foreign currency translation.

Revenues from existing businesses increased as a result of new sales of Thomson ONE products, as well as higher usage and transaction revenues. Revenues from Thomson ONE products increased across the investment banking, corporate, investment management and institutional equities sectors. Notably, performance in the corporate sector reflected the adoption of Thomson ONE Investor Relations. Increases in revenues from existing businesses were experienced in our three primary geographic regions, the U.S., Europe and Asia. International growth benefited from demand for our webcasting solutions as European and Asian markets increasingly are adopting U.S.-style investor relations practices. TradeWeb’s overall revenues increased due to higher subscription fees despite TradeWeb’s decline in transaction fees, which resulted from lower trading volumes in its U.S. Treasurys marketplace. Revenue growth from existing businesses was also tempered by the discontinuation of a low margin service in the wealth management sector. Results also reflected contributions from Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions that was acquired in March 2006, and AFX News, a real-time financial news agency that was acquired in July 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segment operating profit increased due to the increase in revenues. The segment operating profit margin increased due to the effects of scale, efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a percentage of revenues as a result of more efficient capital spending.

2005 v. 2004

Revenues in 2005 increased 9% due equally to higher revenues from existing businesses and contributions from newly acquired businesses. Revenues from existing businesses increased as a result of higher usage and transaction revenues. In particular, TradeWeb revenues increased significantly due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction of new online markets, including tri-party repurchase agreements, Euro- and U.S. dollar-denominated interest rate swaps, and default swap index products. Thomson ONE workstations increased 45% in 2005 due to user migration from legacy products and new client sales. Increases in revenues from existing businesses were experienced in all geographic regions, including Europe, which was aided by improving market conditions. Contributions from acquired businesses primarily related to the full year effect of TradeWeb and CCBN, which were both acquired in the first half of 2004.

Segment operating profit increased in 2005 due to the increase in revenues and lower depreciation expense due to lower capital spending. Included in segment operating profit in 2004 were insurance recoveries of $19 million related to September 11, 2001. Excluding these recoveries, the increase in 2005 of segment operating profit and improvement in its corresponding margin would have been more pronounced.

Outlook

The financial services market is experiencing fundamental changes, fueled by globalization, exchange consolidation, new technology, new and modified government regulations and the increasing influence of hedge funds. Traditional marketplace relationships are changing as the search for greater returns becomes truly global. Specifically, traditional market structures and investment strategies are converging as single security portfolios are being replaced with more sophisticated multi-asset strategies. Given these market conditions, we believe there will continue to be a strong demand for solutions that provide proprietary content and superior analytics and improve efficiency and we anticipate revenue growth for existing businesses to be driven by the continued rollout of the Thomson ONE platform.

Thomson Scientific & Healthcare

	Year ended December 31
(millions of U.S. dollars)	2006	2005	2004
Revenues	995	921	798
Segment operating profit	236	213	174
Segment operating profit margin	23.7%	23.1%	21.8%

2006 v. 2005

Results for Thomson Scientific & Healthcare reflected continuing customer demand for our solutions and services and additional investments in the healthcare marketplace. Revenues increased 8% comprised of the following:

• 4% from higher revenues of existing businesses;

• 4% from contributions of newly acquired businesses; and

• a negligible impact from foreign currency translation.

Growth in revenues from existing businesses was primarily a result of higher subscription revenues for the Web of Science and Thomson Pharma solutions, as well as increased customer spending for healthcare decision support products. These increases were partially offset by lower revenues from our other online and legacy print products. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006, and MercuryMD, a provider of mobile information systems serving the healthcare market acquired in May 2006.

Growth in segment operating profit compared to the prior year reflected higher revenues from our workflow solutions and the benefits from completed and ongoing integration initiatives. Those initiatives have increased operating efficiencies enabling us to control costs and improve the segment operating profit margin.

2005 v. 2004

The financial performance for Thomson Scientific & Healthcare in 2005 reflected contributions from prior year investments and further expansion of our information solutions. Revenues increased 15% primarily due to contributions of newly acquired businesses and, to a lesser extent, higher revenues from existing businesses.

The increases in revenue attributable to acquired businesses primarily related to IHI, which was acquired in November 2004. Additionally, Thomson Scientific & Healthcare completed three small, tactical acquisitions in 2005 that further enhanced its Thomson Pharma and healthcare decision support offerings. Growth in revenues from existing businesses was primarily a result of higher customer spending for healthcare decision support products, which help customers manage healthcare costs.

Additionally, there were higher subscription revenues for ISI Web of Science and the Micromedex electronic product portfolio due to new sales and strong retention rates. These increases were reflective of continuing customer demand for our workflow solutions. Revenues from existing businesses were tempered by the unfavorable effect of changes in foreign currency exchange rates on transactions involving U.S. dollar revenues within the group’s European businesses.

Segment operating profit and the corresponding margin increased in 2005 compared to 2004 due to higher revenues and the benefits from integration efforts. The majority of the integration benefits were derived from our IHI acquisition. During 2005, relative to IHI, we successfully completed the consolidation of several offices, integrated back office services, consolidated and optimized sales forces for certain businesses, and consolidated technology platforms.

Outlook

The aging U.S. population continues to fuel investments in scientific research and development that lead to drug development and other healthcare solutions. Additionally, universities are increasingly being challenged to manage their research programs more effectively, measuring productivity and return on investment in ways not seen historically. Therefore, demand should continue to grow for our solutions that contain content and tools that increase the efficiency of the research process, which is critical to institutional and corporate customers with time and funding constraints.

The aging U.S. population and the increasing complexity of healthcare therapeutic options are also driving healthcare costs higher and creating the need for decision support solutions. We, therefore, anticipate continued growth from our healthcare management and point-of-care decision support solutions.

Corporate and Other

	Year ended December 31
(millions of U.S. dollars)	2006	2005	2004
Expenses excluding THOMSONplus	175	139	115
THOMSONplus	60	–	–
Total	235	139	115

2006 v. 2005

In 2006, Corporate and Other expenses increased $96 million, or 69%, compared to 2005. The increase was primarily due to expenses associated with our THOMSONplus program, as well as higher pension and other defined benefit plans expense and stock-related compensation expense.

In 2006, we incurred $60 million of expenses associated with THOMSONplus. These expenses primarily related to consulting services, but also included severance. Additionally, these expenses included approximately $2 million of charges previously reported in Thomson Scientific & Healthcare in the first quarter of 2006. These charges primarily related to the consolidation of certain sales and operations functions and primarily reflected severance. Our segment results for the first quarter of 2006 have been reclassified to reflect this presentation.

2005 v. 2004

Corporate and Other expenses were $139 million in 2005 compared to $115 million in 2004. The increase was primarily due to higher pension and other defined benefit plans expense and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. See the section entitled “Employee Future Benefits” for further discussion of our pension and other defined benefit plans expense.

Outlook

We anticipate Corporate and Other expenses to increase in 2007 as a result of projected spending associated with our THOMSONplus program. Additional expenses are also expected due to certain technology initiatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of the following businesses. These businesses were classified as discontinued operations within the consolidated financial statements for years ended December 31, 2006, 2005 and 2004. None of these businesses was considered fundamental to our integrated information offerings.

In October 2006, we announced our intention to sell Thomson Learning via three independent processes, each on its own schedule. First, we agreed to sell NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC. The sale is expected to be completed in the second quarter of 2007. Second, we are currently seeking buyers for Prometric, a global leader in assessment services, through a competitive bidding process. We expect the sale of Prometric to be concluded in 2007. Lastly, the competitive bidding for our higher education, careers and library reference businesses commenced in the first quarter of 2007. We recorded impairment charges associated with certain of these businesses related to goodwill of $14 million in the fourth quarter of 2006.

Additionally, in the fourth quarter of 2006 we approved plans within Thomson Legal & Regulatory to sell our business information and news operations, which include our Market Research and NewsEdge businesses. We recorded impairment charges associated with these businesses related to identifiable intangible assets and goodwill of $4 million in the fourth quarter of 2006.

In June 2006, our board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal & Regulatory, and Thomson Medical Education, a provider of sponsored medical education within Thomson Scientific & Healthcare.

In the first quarter of 2006, we approved plans within Thomson Legal & Regulatory to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. We completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, we approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. We recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. We completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. Based upon the status of negotiations at December 31, 2006, we recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006.

In December 2005, our board of directors approved our plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Scientific & Healthcare. We recorded a post-tax gain of $23 million in the third quarter of 2006 related to the completion of the sale.

In 2006 and 2005, discontinued operations included adjustments to tax liabilities previously established for Thomson Newspapers, which we sold in 2000 and 2001 and Thomson Media, which we sold in 2004.

In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. We recorded a post-tax gain of $94 million in 2004.

In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, we recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. We recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. We recorded a post-tax gain of $7 million in the first quarter of 2004 on this sale.

For more information on discontinued operations, see note 7 to our consolidated financial statements.

Return on Invested Capital

We measure our return on invested capital (ROIC) to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC is calculated as the ratio of our operating profit (including discontinued operations) before amortization, less taxes paid, to our average invested capital (see the “Reconciliations” section for the calculation and a reconciliation to the most directly comparable Canadian GAAP measures). For 2006, our ROIC was 8.2%, an increase from 7.8% for 2005 and 7.6% for 2004. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of our asset base to be much closer to its fair value, thereby tempering our return. We continue to focus on driving efficiency, increasing our operating profit margin and, in particular, improving free cash flow. We believe that success in these areas is indicative of the long-term capability to improve our ROIC. Since 2001, we have increased our operating margin from 13.0% to 18.9% and grown free cash flow at a compounded rate of almost 20% to $1.4 billion in 2006.

Review of Fourth Quarter Results

The following table summarizes our consolidated results for the fourth quarter of 2006 and 2005.

	Quarter ended December 31
(millions of U.S. dollars)	2006	2005
Revenues	1,865	1,721
Operating profit	424	430
Operating profit margin	22.7%	25.0%
Net earnings[1]	391	250
Diluted earnings per common shares[1]	$0.61	$0.38

1 Results are not directly comparable due to certain one-time items.

Revenues. The 8% increase in revenues for the three-month period ended December 31, 2006 was comprised of the following:

• 4% from growth of existing businesses;

• 2% from contributions of acquired businesses; and

• 2% from the favorable impact of foreign currency translation.

The growth from existing businesses was contributed by all market groups. Notably, Thomson Legal & Regulatory’s online products and Thomson Scientific & Healthcare’s decision support solutions exhibited continued strong performance. Thomson Financial benefited from increased Thomson ONE revenues. Contributions from acquired businesses were primarily related to Solucient in Thomson Scientific & Healthcare.

Operating profit. Operating profit for the three months ended December 31, 2006 decreased 1%. This decrease was primarily due to expenses associated with our THOMSONplus program and higher stock-related compensation expense. These expenses more than offset the effect from higher revenues. The corresponding operating profit margin also decreased as a result of these higher expenses.

Depreciation and amortization. Depreciation for the three months ended December 31, 2006 increased $13 million, or 13%, compared to the same period in 2005 due to the newly acquired assets and the timing of capital expenditures. Amortization for the three months ended December 31, 2006 increased $7 million, or 12%, compared to the 2005 period reflecting the expense of newly acquired intangible assets.

Net other expense. Net other expense for the three months ended December 31, 2006 of $35 million primarily consisted of a legal reserve representing our portion of a cash settlement anticipated to be paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case.

Net other expense for the three-month period ended December 31, 2005 was $14 million. The expense primarily related to a charge to write down the carrying value of an equity investment to its fair value. The decline in fair value was reflective of our diminished expectations of future growth for our investee.

Income taxes. Income taxes for the three-month period ended December 31, 2006 decreased significantly compared to the same prior year period due to our repatriation in 2005 of a substantial portion of some of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was affected through intercompany financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation. Income taxes for both periods in the current and prior year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate for interim periods is not indicative of our effective tax rate for the full year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $390 million for the three months ended December 31, 2006 compared to $249 million in the same period in 2005. Earnings per common share were $0.61 in the three months ended December 31, 2006 compared to $0.38 in the comparable period in 2005. The increases in earnings and earnings per common share were primarily due to lower tax expense due to a one-time charge in 2005 associated with the repatriation of certain earnings. The results for the three months ended December 31, 2006 and 2005 are not directly comparable because of certain one-time items, the impacts from accounting for income taxes in interim periods, and the variability in discontinued operations due to the timing of dispositions.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

(millions of U.S. dollars,	Quarter ended December 31
except per common share amounts)	2006	2005
Earnings attributable to common shares	390	249
Adjustments for one-time items:
Net other expense	35	14
Tax on above item	(15)	(5)
Tax (benefits) charges	(12)	114
Interim period effective tax rate normalization	8	18
Discontinued operations	(85)	(92)
Adjusted earnings from continuing operations	321	298
Adjusted earnings per common share from continuing operations	$0.50	$0.46

On a comparable basis, our adjusted earnings from continuing operations for the fourth quarter of 2006 improved over 2005 due primarily to a lower effective tax rate resulting from the 2005 recapitalization of certain subsidiaries through intercompany financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At December 31, 2006, our total assets were $20,132 million, which represented a 4% increase from the total of $19,434 million at December 31, 2005. This increase was primarily due to the increases in assets related to newly acquired businesses and capital expenditures, as well as the impact of foreign currency translation, which more than offset the effect of depreciation and amortization.

Our total assets by market group as of December 31, 2006 and 2005 were as follows:

	As at December 31
(millions of U.S. dollars)	2006	2005
Thomson Legal & Regulatory	7,552	7,263
Thomson Financial	3,484	3,358
Thomson Scientific & Healthcare	2,115	1,705
Corporate and other	1,442	1,476
Discontinued operations	5,539	5,632
Total assets	20,132	19,434

ASSETS BY MARKET GROUP

(excluding discontinued operations, as of December 31, 2006)

The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity:

	As at December 31
(millions of U.S. dollars)	2006	2005
Short-term indebtedness	333	191
Current portion of long-term debt	264	98
Long-term debt	3,681	3,957
Total debt	4,278	4,246
Swaps	(257)	(193)
Total debt after swaps	4,021	4,053
Remove fair value adjustment of cash flow hedges[1]	54	—
Less: Cash and cash equivalents	(334)	(407)
Net debt	3,741	3,646
Total shareholders’ equity	10,481	9,963
Net debt/equity ratio	0.36:1	0.37:1

1 Effective January 1, 2006, all derivatives and certain hedged items are recorded at fair value on the balance sheet. See the section entitled “Accounting Changes” for further discussion.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. In August 2006, we amended our credit facility guarantees to replace the two original financial covenants with one new financial covenant. Under the new financial covenant, we must maintain a ratio of total debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4:1. Total debt is adjusted to factor in the impact of swaps and other hedge agreements related to the debt. As of December 31, 2006, we were in compliance with this covenant as the ratio was approximately 2.1:1.

In January 2006, we repaid $50 million of privately placed notes upon their maturity.

In the third quarter of 2005, we completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other income (expense)” in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% debentures due 2035.

In addition to the early redemptions discussed above, in September 2005, we also repaid US$75 million of privately placed notes. In March 2005, we repaid $125 million of floating rate notes upon their maturity.

The following table displays the changes in our shareholders’ equity for the year ended December 31, 2006:

(millions of U.S. dollars)
Balance at December 31, 2005	9,963
Earnings attributable to common shares for the year ended December 31, 2006	1,115
Additions to paid in capital related to stock compensation plans	30
Common share issuances	84
Repurchases of common shares – normal course issuer bid	(412)
Common share dividends declared	(567)
Net unrealized gains on derivatives that qualify as cash flow hedges[1]	59
Change in translation adjustment	209
Balance at December 31, 2006	10,481

1    Effective January 1, 2006, the unrealized gains and losses on certain derivatives that qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders’ equity in our consolidated balance sheet. See the section entitled “Accounting Changes” for further discussion.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of December 31, 2006.

		Standard &	Dominion Bond
	Moody’s	Poor’s	Rating Service
Long-term debt	A3	A–	A (low)
Commercial paper	–	–	R-1 (low)
Trend/Outlook	Negative	Developing	Stable

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the fourth quarter of 2006, Moody’s revised its trend/outlook for our company from “stable” to “negative” and Standard & Poor’s revised its trend/outlook for our company from “stable” to “developing” after our announcement of our intention to sell our remaining Thomson Learning businesses. These revisions reflect the uncertainties surrounding this divesture including the amount of proceeds to be received and the nature of the reinvestment of those proceeds. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At December 31, 2006, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Normal Course Issuer Bid

In May 2005, we initiated a normal course issuer bid to repurchase up to 15 million of our common shares. Under this first program, which terminated on May 4, 2006, we repurchased and subsequently cancelled approximately 13.3 million shares for approximately $482 million. The following summarizes our repurchases under this first program.

		Average
	Shares	price per
Three-month period ended	repurchased	share
June 30, 2005	1,350,000	$33.58
September 30, 2005	2,250,000	$37.01
December 31, 2005	3,649,400	$34.97
March 31, 2006	4,570,600	$36.83
June 30, 2006	1,470,000	$39.22
Total	13,290,000	$36.28

In May 2006, we renewed our normal course issuer bid. Under this second program, we may purchase up to 15 million of our common shares. Shares that we repurchase are cancelled. Purchases commenced on May 5, 2006 and will terminate no later than May 4, 2007. We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. The following summarizes our repurchases for this second program.

		Average	Number of
	Shares	price per	shares available
Three-month period ended	repurchased	share	for repurchase
June 30, 2006	1,640,000	$39.90
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
Total	4,640,000	$40.09	10,360,000

In 2006, under both programs, we cumulatively repurchased 10,680,600 shares for $412 million, representing an average cost per share of $38.57. In 2005, we repurchased 7,249,400 shares for $256 million, representing an average cost per share of $35.35.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the bid at any time. From time to time, when we do not possess material non-public information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Employee Stock Purchase Plan

In October 2005, our eligible U.S. employees began participating in our new employee stock purchase plan (ESPP). In 2006, we expanded the ESPP to eligible Canadian and U.K. employees. Under the ESPP, participating employees may authorize payroll deductions of between 1% and 10% of their eligible compensation during a quarter, with a maximum of $21,250 for a year, to purchase newly issued shares. Using accumulated payroll deductions, participating employees purchase our common shares at a 15% discount to the New York Stock Exchange closing price on the last business day of a quarter. The discount, which amounted to $4 million in 2006 and $1 million in 2005, represented compensation expense for our company. In 2006, we issued approximately 755,000 common shares in connection with employee deductions from the fourth quarter of 2005 and the first three quarters of 2006. In January 2007, we issued approximately 193,000 common shares in connection with the fourth quarter of 2006 employee deductions.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. In 2007, we anticipate that the proceeds from our announced divestitures will also be a large source of liquidity. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Normal Course Issuer Bid,” we also used our cash to repurchase outstanding common shares in open market transactions.

Operating activities. Cash provided by our operating activities in 2006 was $2,125 million compared to $1,879 million for 2005. The change primarily reflected the increase in operating profit from 2005 to 2006 and lower tax payments. The reduction in tax payments was principally due to a $125 million withholding tax paid in 2005 associated with the repatriation of certain subsidiary earnings. Working capital levels decreased slightly in 2006 due to the timing of accounts receivable collections and payments for normal operating expenses, though not to the extent of the prior year.

Investing activities. Cash used in our investing activities in 2006 was $1,290 million compared to $1,071 million for 2005. The increased use of cash in 2006 was attributable to greater acquisition spending. In 2006, spending on acquisitions included the purchase of Solucient within Thomson Scientific & Healthcare, Quantitative Analytics within Thomson Financial and LiveNote within Thomson Legal & Regulatory. In 2005, investing activities included tax payments of $105 million associated with our sale of Thomson Media in 2004.

Capital expenditures in 2006 increased 6% to $453 million from $427 million in 2005. This represented 6.8% and 6.9% of revenues in 2006 and 2005, respectively. Higher capital expenditures in 2006 were incurred primarily at Thomson Legal & Regulatory and Corporate, and primarily related to initiatives to standardize technology platforms across businesses.

The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2006, approximately 76% of our total capital expenditures was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level.

We expect our capital expenditures to increase in 2007, both in absolute dollars and as a percentage of revenues. While we anticipate spending associated with our underlying businesses to approximate 6–7% of revenues, capital spending related to THOMSONplus initiatives and the expansion of our Eagan, Minnesota facility is expected to result in an additional $100 million of expenditures. As a result, we anticipate total capital expenditures will approximate 8% of our revenues in 2007.

Financing activities. Cash used in our financing activities was $912 million for the year ended December 31, 2006 compared to $798 million for the year ended December 31, 2005. The increased use of cash largely reflected our repurchase of common shares (see “Normal Course Issuer Bid” above) and higher dividend payments in 2006.

The following table sets forth our common share dividend activity.

	Year ended December 31
(millions of U.S. dollars)	2006	2005
Dividends declared	567	517
Dividends reinvested	(14)	(12)
Dividends paid	553	505

Discussion of other significant financing activities from each year are noted under the section entitled “Financial Position.”

Free cash flow. The following table sets forth a calculation of our free cash flow for 2006 and 2005:

	Year ended December 31
(millions of U.S. dollars)	2006	2005
Net cash provided by operating activities	2,125	1,879
Capital expenditures	(453)	(427)
Other investing activities	(26)	(25)
Dividends paid on preference shares	(5)	(4)
Additions to property and equipment of discontinued operations	(184)	(215)
Other investing activities of discontinued operations	(17)	(14)
Free cash flow	1,440	1,194

Our free cash flow for 2006 increased due to higher operating profit and lower tax payments. The decrease in tax payments reflected a $125 million withholding tax payment associated with the repatriation of certain earnings in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit facilities and commercial paper program.

As of December 31, 2006, we maintained revolving unsecured credit facilities of $1.6 billion. In September 2006, we increased the limit of our commercial paper program from Cdn$1 billion to US$1.2 billion. Though not contractually required, we view our borrowings under our commercial paper program as a reduction of the amount available to us under our credit facilities. At December 31, 2006, our credit lines and related activity were as follows:

(millions of U.S. dollars)	As at December 31, 2006
Credit lines	1,600
Amount drawn	(27)
Commercial paper outstanding	(316)
Lines available	1,257

Our facilities are structured such that, if our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

Debt shelf registration. In September 2005, we filed a shelf prospectus to issue up to $2 billion of debt securities from time to time. As of December 31, 2006, we had not issued any debt securities under this shelf.

For the foreseeable future, we believe that cash from our operations and available credit facilities will be sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table presents a summary of our long-term debt and off-balance sheet contractual obligations as of December 31, 2006 for the years indicated:

(millions of U.S. dollars)	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt[1]	226	436	631	352	254	1,842	3,741
Operating lease payments	154	129	106	79	66	246	780
Unconditional purchase obligations	83	25	6	2	1	1	118
Total	463	590	743	433	321	2,089	4,639

1 Represents hedged principal payments. As substantially all non-U.S. dollar-denominated debt has been hedged into U.S. dollars, amounts represent the net cash outflows to the company associated with principal payments on our long-term debt.

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on our consolidated balance sheet. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

We have various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.

We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, we are obligated to make a final contingent consideration payment in 2007 of up to $50 million if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which we may become liable. We do not believe that additional payments in connection with other transactions would have a material impact on our financial statements.

In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. We must maintain a ratio of total debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4:1. Total debt is adjusted to factor in the impact of swaps and other hedge agreements related to the debt. As of December 31, 2006, we were in compliance with this covenant as the ratio was approximately 2.1:1.

Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims. As previously disclosed, we are a defendant in certain lawsuits involving our BAR/BRI business. Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges violations of U.S. federal antitrust laws. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. We continue to defend ourselves vigorously in these cases.

In February 2007, we entered into a settlement agreement related to a lawsuit involving our BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Our part of the settlement is $36 million, which we accrued for in the fourth quarter of 2006. If the settlement is approved by the U.S. District Court for the Central District of California, we expect to pay this amount later in 2007.

Also as previously disclosed, in 2005 we became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses in the United Kingdom. We are continuing to cooperate fully with the authorities in their inquiry.

In addition to the matters described above, our company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against our company, including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, our management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Taxes. We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally represent liabilities for the years 2000 to 2006. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2007 and 2010.

In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, we believe that it is not probable that any such transactions will result in additional tax liabilities, and therefore we have not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Market Risks

Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet. Changes in exchange rates between 2005 and 2006 increased our revenues by less than 1%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the translation adjustment component of accumulated other comprehensive income in our shareholders’ equity. In 2006, we recorded net translation gains of $209 million, reflecting cumulative changes in exchange rates of various currencies compared to the U.S. dollar less translation gains realized with dispositions of certain businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2006, 99% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

At December 31, 2006, after taking into account swap agreements, 79% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease our full-year interest expense by approximately $9 million.

Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit for the year ended December 31, 2006. Based on our 2006 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full-year revenues and operating profit by the following amounts:

(millions of U.S. dollars)			Operating	Impact on
	Revenues as	Impact on	profit as	operating
Currency	reported	revenues	reported	profit
U.S. dollar	5,361	–	1,152	–
British pound sterling	624	62	50	5
Euro	197	20	38	4
Canadian dollar	155	16	(7)	(1)
Australian dollar	86	9	4	–
Other	218	22	21	2
Total	6,641	129	1,258	10

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections below entitled “Material Assumptions” and “Forward-Looking Statements.”

Operational

Among our key operational priorities for 2007 are to complete the sale of Thomson Learning and to invest the proceeds in a manner that will result in long term value creation for our shareholders.

Additionally, we will continue to focus on accelerating organic growth by building upon our workflow solutions and concentrating our efforts on developing common business models.

We intend to improve our operational efficiency and effectiveness by progressing with our THOMSONplus program. These initiatives will allow us to optimize our internal infrastructure and assets by reducing redundant functions and systems across our company, increasing our presence in low-cost locations and deploying common platforms for content production and delivery.

Financial

We expect 2007 revenue growth to be at the high end of our long-term target of 7%–9%, prior to our deployment of the proceeds from the sale of Thomson Learning. Our operating margin is expected to be at or above 2006 levels, despite increasing investments in efficiency initiatives. Cash generated by continuing operations is expected to grow, excluding cash generated through deployment of the Thomson Learning proceeds.

We expect our performance to further strengthen in 2008. We expect to sustain our long-term revenue growth rates. Our operating margin is expected to increase above 20%. Free cash flow is expected to strengthen as improvements in operating performance are projected to more than offset the loss of Thomson Learning’s free cash flow even before deployment of the Thomson Learning sale proceeds.

MATERIAL ASSUMPTIONS

In preparing our Outlook, our material assumptions were that worldwide macroeconomic conditions would be unchanged in 2007 and 2008 relative to 2006, a portion of our anticipated 2007 and 2008 revenue growth would come from tactical acquisitions made during the year, and that our operating profit margin would improve in 2007 and 2008.

RELATED PARTY TRANSACTIONS

As of February 23, 2007, The Woodbridge Company Limited (Woodbridge) and other companies affiliated with it together beneficially owned approximately 70% of our common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006 and 2005, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million per year.

The employees of Jane’s Information Group (Jane’s), a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as our defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2006, these premiums were about $50,000 (2005 – $45,000), which would approximate the premium charged by a third party insurer for such coverage.

We have entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. We pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially signed the contract, we expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a ten year period. In 2006 and 2005, we paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

EMPLOYEE FUTURE BENEFITS

We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plan consists of a qualified defined benefit pension plan in the United States, which we closed to new participants in March 2006. Other smaller plans exist primarily in the United Kingdom and Canada. We use a measurement date of September 30 for the majority of these plans.

Management currently estimates that the 2007 cost of employee future benefits will approximate that of 2006. The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuary regarding the selection of these assumptions each year.

In determining our long-term rate of return assumption for our pension plans, we evaluated historical investment returns, as well as input from investment advisors. For our primary pension plan in the United States, we also consider our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2007 assumption of the expected rate of return on assets available to fund obligations for our primary pension plan in the United States by 0.25% to 7.75%. While the actual return on plan assets of 9% exceeded the expected rate of return in 2006 due to higher than expected equity returns, management nevertheless decided to adopt a more conservative long-term return for this plan. Adjusting the expected rate of return on assets for this plan upward or downward by another 25 basis points would decrease or increase, respectively, pension expense by less than $3 million in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for our primary pension plan in the United States for 2007, we reviewed the high-grade bond indices published by Moody’s and Merrill Lynch as of September 30, 2006, which are based on debt securities with average durations of 10 to 15 years. Because we have a relatively young workforce, the duration of our expected future cash outflows for our plan tends to be longer than the duration of the bond indices we reviewed. Therefore, our discount rate tends to be higher than the rates of these benchmarks. To appropriately reflect the timing and amounts of the plan’s expected future pension benefit payments, our actuary analyzed market data and constructed a hypothetical yield curve that represents yields on high quality zero-coupon bonds with durations that mirrored the duration of the expected payment stream of the benefit obligation. The discount rate determined on this basis was 5.95%, approximately 25 basis points higher than that of the prior year. Adjusting the discount rate upward or downward by another 25 basis points would result in a decrease or increase, respectively, in pension expense of approximately $10 million in 2007.

As of December 31, 2006, we had cumulative unrecognized actuarial losses associated with all of our pension plans of $466 million, compared to $553 million at December 31, 2005. The majority of these losses are a result of the decline in discount rates over the past five years reflecting the overall decline in interest rates, primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between our expected and actual returns on plan assets.

Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2006). Unrecognized actuarial gains and losses below the 10% corridor are deferred. In applying this amortization method, the estimated pension expense for 2007 includes $42 million of the unrecognized actuarial losses at December 31, 2006.

As of December 31, 2006, the fair value of plan assets for our primary pension plan in the United States represented about 96% of the plan’s projected benefit obligation. We did not make any voluntary contributions in 2006. In September 2005, we voluntarily contributed $11 million to this plan. In March 2006, we voluntarily contributed $5 million to benefit plans in the United Kingdom. In the fourth quarter of 2005, we also voluntarily contributed $14 million to benefit plans in the United Kingdom. While none of these contributions were required under the applicable funding rules and regulations, we decided to make the voluntary contributions to further improve the funding of the plans.

We are not required to make contributions to our primary pension plan in the United States in 2007. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2007.

We provide postretirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual postretirement expense for 2007 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 9.5% that declines 50 basis points per year for nine years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actual medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for postretirement benefits of approximately $17 million at December 31, 2006.

SUBSEQUENT EVENTS

In February 2007, our board of directors approved an increase in our annualized 2007 dividend to $0.98 per common share, which represents a quarterly dividend in 2007 of $0.245 per common share. This represents an annual increase of $0.10 per share, or 11%, over 2006.

Also in February 2007, we signed an agreement to sell Thomson Medical Education, subject to customary closing conditions. We anticipate the sale will be completed in the second quarter of 2007.

ACCOUNTING CHANGES

Financial Instruments and Comprehensive Income

Effective January 1, 2006, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on our consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated either as a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, we reflected the following adjustments as of January 1, 2006:

•                  an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•                  a reclassification of $5 million from “Other current assets,” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges; and

•                  an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges.

The adoption of these new standards had no material impact on our consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.

During 2006, a net increase of $8 million in unrealized gains for cash flow hedges was reflected in “Accumulated other comprehensive income.” The net realized gain in the period previously deferred on adoption in “Accumulated other comprehensive income” was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $7 million was reflected in “Prepaid expenses and other current assets,” “Current portion of long-term debt,” “Other non-current assets” and “Long-term debt.”

As of December 31, 2006, approximately $3 million of net deferred gains in “Accumulated other comprehensive income” were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in “Accumulated other comprehensive income” were expected to be recognized over a period of up to eight years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (EIC) issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on our consolidated financial statements.

Stock-Based Compensation

In July 2006, we adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on our consolidated financial statements for any period in 2006.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.

Revenue Recognition

Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Increasingly, we derive revenue from the sale of software products, license fees, software subscriptions, product support, professional services, transaction fees and multiple element arrangements that may include any combination of these items. We generally recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. For multiple element arrangements we must make assumptions and judgments in order to allocate the total price among the various elements we must deliver, to determine whether undelivered services are essential to the functionality of the delivered products and services, to determine whether objective evidence of fair value exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period. Amounts for fees collected or invoiced and due relating to arrangements where revenue cannot be recognized are reflected on our balance sheet as deferred revenue and recognized when the applicable revenue recognition criteria are satisfied.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

At December 31, 2006, our combined allowances on our accounts receivable balance were $97 million, or 7% of the gross accounts receivable balance. A 1% increase in this percentage would have resulted in additional expense of approximately $15 million.

Capitalized Software

A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance. At December 31, 2006, we had $647 million of capitalized costs related to software on our consolidated balance sheet.

Identifiable Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.

We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

Identifiable intangible assets with finite lives

We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

Identifiable intangible assets with indefinite lives

Selected tradenames comprise the entire balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, specifically the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.

Goodwill

We test goodwill for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

•      In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•      In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit’s goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like-businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change. At December 31, 2006, identifiable intangible assets and goodwill amounted to $10 billion, or 50% of our total assets on our consolidated balance sheet.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period. For 2006, our effective tax rate was 11.5% of our earnings from continuing operations before income taxes. A 1% increase in our effective tax rate would have resulted in additional income tax expense of approximately $10 million.

Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Employee Future Benefits

The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. See further discussion under the section entitled “Employee Future Benefits” on page 47.

RECENTLY ISSUED ACCOUNTING STANDARDS

In 2006, the CICA announced that it will no longer converge Canadian GAAP with generally accepted accounting principles of the United States (U.S. GAAP). Rather, the CICA will work towards convergence with International Financial Reporting Standards (IFRS) with the expectation that Canadian GAAP will be replaced by IFRS in 2011. As a public company, we are allowed to file our financial statements with the Canadian securities regulatory authorities under either Canadian GAAP or U.S. GAAP. We are also required to file an annual reconciliation of our earnings and shareholders’ equity between Canadian GAAP and U.S. GAAP with the U.S. Securities and Exchange Commission (SEC). This reconciliation is presented in note 24 in our financial statements.

ADDITIONAL INFORMATION

Depreciation by Market Group

The following table details depreciation expense by market group for 2006, 2005 and 2004.

	Year ended December 31
(millions of U.S. dollars)	2006	2005	2004
Legal & Regulatory	211	193	189
Financial	179	177	182
Scientific & Healthcare	39	34	32
Corporate and other	10	10	12
Total	439	414	415

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2006, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

There was no change in our company’s internal control over financial reporting that occurred during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, and based on that assessment determined that our internal control over financial reporting was effective. See our financial statements for our management’s report on internal control over financial reporting and the report of our independent auditors with respect to management’s assessment of internal control over financial reporting.

Share Capital

As of February 23, 2007, we had outstanding 640,086,694 common shares, 6,000,000 Series II preference shares, 540,025 restricted share units and 16,330,216 stock options.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATIONS

Reconciliation of Return on Invested Capital (ROIC) to GAAP Measures

(millions of U.S. dollars)	For the year ended or as at December 31
(unaudited)	2006	2005	2004	2003
CALCULATION OF ADJUSTED OPERATING PROFIT AFTER TAXES
Operating profit	1,258	1,172	1,062
Add:
Amortization	242	236	207
Reduce amount by Thomson Learning adjustments[1]	(19)	–	–
Segment operating profit of discontinued operations	386	372	392
Adjusted operating profit – including discontinued operations	1,867	1,780	1,661
Taxes paid on operations[2]	(311)	(326)	(285)
Post-tax adjusted operating profit	1,556	1,454	1,376
CALCULATION OF ADJUSTED INVESTED CAPITAL
Equity	10,481	9,963	9,962	9,193
Total debt[2]	4,321	4,283	4,315	4,255
Invested capital	14,802	14,246	14,277	13,448
Adjustments:
Cash and other investments[3]	(334)	(423)	(420)	(696)
Debt swaps[4]	(257)	(193)	(192)	(199)
Current and long-term deferred taxes[2,3]	1,122	1,310	1,356	1,427
Accumulated amortization and non-cash goodwill[2,5]	2,390	1,885	1,586	1,336
Present value of operating leases[2,6]	783	754	832	879
Historical intangible asset and equity investment write-downs[7]	162	162	147	248
Other[2,3]	798	821	1,125	1,072
Adjusted invested capital	19,466	18,562	18,711	17,515
Average invested capital	19,014	18,639	18,113
Return on invested capital	8.2%	7.8%	7.6%

1      This adjustment reflects the actual results of the higher education, careers and library reference, NETg and Prometric businesses in Thomson Learning as if they had been part of continuing operations for the periods presented. Specifically, this amount reflects depreciation expense which is excluded from GAAP results under the accounting requirements for discontinued operations. Costs incurred in connection with the disposal of the businesses have been excluded.

2      Includes amounts related to discontinued operations.

3      Items excluded as not deemed components of invested capital; “Other” primarily consists of non-current liabilities.

4      Excludes debt swaps as balances are financing rather than operating-related.

5      Excludes accumulated amortization as only gross identifiable intangible assets and goodwill cost is considered component of invested capital. Excludes goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

6      Present value of operating leases deemed component of invested capital.

7      Adds back write-downs that were not cash transactions.

SUPPLEMENTAL INFORMATION

New Business Segment Information
Post-January 1, 2007 Realignment

(millions of U.S. dollars)	Twelve months ended December 31
(unaudited)	2006	2005	Change
REVENUES
Legal[1]	3,053	2,843	7%
Financial	2,015	1,897	6%
Scientific	602	569	6%
Tax & Accounting	598	532	12%
Healthcare	393	352	12%
Intercompany eliminations	(20)	(20)
Total revenues	6,641	6,173	8%
OPERATING PROFIT
Segment operating profit:
Legal[1]	952	859	11%
Financial	379	334	13%
Scientific	151	129	17%
Tax & Accounting	168	141	19%
Healthcare	85	84	1%
Corporate and other[2]	(235)	(139)
Total segment operating profit	1,500	1,408	7%
Amortization	(242)	(236)
Operating profit	1,258	1,172	7%

1      Effective January 1, 2007, we re-aligned our operations around five segments. For informational purposes, this table presents the results of our businesses as they will be managed and presented in 2007. The North American Legal business and the International Legal and Regulatory business are presented as one segment, reflecting the manner in which the business will be managed. We had previously announced that results for these two segments would be reported separately.

2      Corporate and other includes THOMSONplus costs, corporate costs and certain costs associated with our stock-related incentive plans.

Post-January 1, 2007 Realignment

Detail of Depreciation Expense by Segment

Twelve months ended December 31
	2006	2005
Legal	189	173
Financial	179	177
Scientific	23	20
Tax & Accounting	22	20
Healthcare	16	14
Corporate and other	10	10
	439	414

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for our eight most recent quarters.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	1,510	1,411	1,637	1,521	1,629	1,520	1,865	1,721
Operating profit	208	179	310	277	316	286	424	430
Earnings from continuing operations	204	106	200	256	209	142	306	158
Discontinued operations, net of tax	(67)	(33)	(27)	46	210	167	85	92
Net earnings	137	73	173	302	419	309	391	250
Dividends declared on preference shares	(1)	(1)	(2)	(1)	(1)	(1)	(1)	(1)
Earnings attributable to common shares	136	72	171	301	418	308	390	249
BASIC EARNINGS (LOSS) PER COMMON SHARE
From continuing operations	$0.31	$0.16	$0.31	$0.39	$0.32	$0.22	$0.47	$0.24
From discontinued operations	(0.10)	(0.05)	(0.04)	0.07	0.33	0.25	0.14	0.14
	$0.21	$0.11	$0.27	$0.46	$0.65	$0.47	$0.61	$0.38
DILUTED EARNINGS (LOSS) PER COMMON SHARE
From continuing operations	$0.31	$0.16	$0.31	$0.39	$0.32	$0.22	$0.47	$0.24
From discontinued operations	(0.10)	(0.05)	(0.05)	0.07	0.33	0.25	0.14	0.14
	$0.21	$0.11	$0.26	$0.46	$0.65	$0.47	$0.61	$0.38

With the pending divestiture of Thomson Learning, our results will become less seasonal than previously reported. However, in terms of revenues and profits, the first quarter will continue to be proportionately the smallest quarter for us and the fourth quarter will be our largest, as certain product releases are concentrated at the end of the year, particularly in the regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins will generally increase as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.

In the quarters ended June 30, 2005 and March 31, 2006, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended December 31, 2005, earnings from continuing operations and net earnings reflected a $125 million tax charge associated with repatriated profits.

FORWARD-LOOKING STATEMENTS

Certain information in this management’s discussion and analysis, particularly under the heading “Outlook,” are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure to fully derive anticipated benefits from our acquisitions or complete dispositions; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; failure to recruit and retain high quality management and key employees; increased self-sufficiency of our customers; inadequate protection of our intellectual property rights; actions or potential actions that could be taken by our principal shareholder; failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our current annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT REPORTS

Management’s Responsibility for the Consolidated Financial Statements

The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors. The board of directors has approved the information contained in the accompanying consolidated financial statements.

Richard J. Harrington

President & Chief Executive Officer

Robert D. Daleo

Executive Vice President & Chief Financial Officer

February 23, 2007

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

Richard J. Harrington

President & Chief Executive Officer

Robert D. Daleo

Executive Vice President & Chief Financial Officer

February 23, 2007

INDEPENDENT AUDITORS’ REPORT

To the shareholders of The Thomson Corporation:

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of The Thomson Corporation as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Thomson Corporation (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s consolidated financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s consolidated financial statements as of December 31, 2005 and for the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for financial instruments effective January 1, 2006.

Internal Control over Financial Reporting

We have also audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

INDEPENDENT AUDITORS’ REPORT

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants

Toronto, Canada

February 23, 2007

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS

	Year ended December 31
		2005
(millions of U.S. dollars, except per common share amounts)	2006	(note 7)
Revenues	6,641	6,173
Cost of sales, selling, marketing, general and administrative expenses	(4,702)	(4,351)
Depreciation (notes 11 and 12)	(439)	(414)
Amortization (note 13)	(242)	(236)
Operating profit	1,258	1,172
Net other income (expense) (note 4)	1	(28)
Net interest expense and other financing costs (note 5)	(221)	(221)
Income taxes (note 6)	(119)	(261)
Earnings from continuing operations	919	662
Earnings from discontinued operations, net of tax (note 7)	201	272
Net earnings	1,120	934
Dividends declared on preference shares (note 16)	(5)	(4)
Earnings attributable to common shares	1,115	930
EARNINGS PER COMMON SHARE (note 8)
Basic and diluted earnings per common share:
From continuing operations	$1.41	$1.00
From discontinued operations	0.32	0.42
Basic and diluted earnings per common share	$1.73	$1.42

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31
		2005
(millions of U.S. dollars)	2006	(note 7)
ASSETS
Cash and cash equivalents	334	407
Accounts receivable, net of allowances of $97 million (2005 – $102 million) (note 9)	1,369	1,175
Inventories (note 10)	73	67
Prepaid expenses and other current assets	297	257
Deferred income taxes (note 6)	153	129
Current assets of discontinued operations (note 7)	1,039	974
Current assets	3,265	3,009
Computer hardware and other property, net (note 11)	625	604
Computer software, net (note 12)	647	568
Identifiable intangible assets, net (note 13)	3,461	3,519
Goodwill (note 14)	6,552	5,947
Other non-current assets	1,082	1,129
Non-current assets of discontinued operations (note 7)	4,500	4,658
Total assets	20,132	19,434
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term indebtedness (note 15)	333	191
Accounts payable and accruals	1,309	1,200
Deferred revenue	971	797
Current portion of long-term debt (note 15)	264	98
Current liabilities of discontinued operations (note 7)	862	821
Current liabilities	3,739	3,107
Long-term debt (note 15)	3,681	3,957
Other non-current liabilities	785	791
Deferred income taxes (note 6)	998	1,157
Non-current liabilities of discontinued operations (note 7)	448	459
Total liabilities	9,651	9,471
Shareholders’ equity
Capital (note 16)	2,799	2,726
Retained earnings	7,169	6,992
Accumulated other comprehensive income	513	245
Total shareholders’ equity	10,481	9,963
Total liabilities and shareholders’ equity	20,132	19,434

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

David Thomson	Richard J. Harrington
Director	Director

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended December 31
		2005
(millions of U.S. dollars)	2006	(note 7)
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings	1,120	934
Remove earnings from discontinued operations	(201)	(272)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	439	414
Amortization (note 13)	242	236
Net gains on disposals of businesses and investments (note 4)	(47)	(5)
Loss from redemption of debt securities (notes 4 and 15)	–	23
Deferred income taxes (note 6)	(121)	(58)
Other, net	204	56
Pension contributions (note 17)	(23)	(30)
Changes in working capital and other items (note 21)	(45)	(57)
Cash provided by operating activities – discontinued operations (note 7)	557	638
Net cash provided by operating activities	2,125	1,879
INVESTING ACTIVITIES
Acquisitions, less cash therein of $11 million (2005 – $8 million) (note 19)	(744)	(246)
Proceeds from disposals (note 19)	88	4
Capital expenditures, less proceeds from disposals of $3 million (2005 – $2 million)	(453)	(427)
Other investing activities	(26)	(25)
Capital expenditures of discontinued operations (note 7)	(184)	(215)
Other investing activities of discontinued operations	(17)	(14)
Proceeds from (income taxes paid on) disposals of discontinued operations (note 7)	81	(105)
Acquisitions by discontinued operations	(35)	(43)
Net cash used in investing activities	(1,290)	(1,071)
FINANCING ACTIVITIES
Proceeds from debt (note 15)	–	401
Repayments of debt (note 15)	(88)	(621)
Net (repayments) borrowings under short-term loan facilities	108	184
Premium on redemption of debt securities (note 15)	–	(22)
Repurchase of common shares (note 16)	(412)	(256)
Dividends paid on preference shares (note 16)	(5)	(4)
Dividends paid on common shares (note 16)	(553)	(505)
Other financing activities, net	38	25
Net cash used in financing activities	(912)	(798)
Translation adjustments	4	(8)
(Decrease) increase in cash and cash equivalents	(73)	2
Cash and cash equivalents at beginning of period	407	405
Cash and cash equivalents at end of period	334	407

Supplemental cash flow information is provided in notes 5, 20 and 21.

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CHANGES

IN SHAREHOLDERS’ EQUITY

						Accumulated
						other		Total
	Stated					comprehensive		retained
	share		Contributed	Total	Retained	income		earnings
(millions of U.S. dollars)	capital	[1]	surplus	capital	earnings	(“AOCI”	)	and AOCI	Total
Balance, December 31, 2005	2,599		127	2,726	6,992	245		7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 2)	–		–	–	–	51		51	51
Balance, January 1, 2006	2,599		127	2,726	6,992	296		7,288	10,014
Comprehensive income:
Net earnings					1,120	–		1,120	1,120
Unrecognized net gain on cash flow hedges					–	8		8	8
Foreign currency translation adjustments					–	230		230	230
Net gain reclassified to income					–	(21)		(21)	(21)
Comprehensive income					1,120	217		1,337	1,337
Dividends declared on preference shares	–		–	–	(5)	–		(5)	(5)
Dividends declared on common shares	–		–	–	(567)	–		(567)	(567)
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	14		–	14	–	–		–	14
Repurchase of common shares (note 16)	(41)		–	(41)	(371)	–		(371)	(412)
Effect of stock compensation plans	70		30	100	–	–		–	100
Balance, December 31, 2006	2,642		157	2,799	7,169	513		7,682	10,481

							Total
	Stated						retained
	share		Contributed	Total	Retained		earnings
(millions of U.S. dollars)	capital	[1]	surplus	capital	earnings	AOCI	and AOCI	Total
Balance, December 31, 2004	2,588		108	2,696	6,808	458	7,266	9,962
Comprehensive income:
Net earnings					934	–	934	934
Foreign currency translation adjustments					–	(213)	(213)	(213)
Comprehensive income					934	(213)	721	721
Dividends declared on preference shares	–		–	–	(4)	–	(4)	(4)
Dividends declared on common shares	–		–	–	(517)	–	(517)	(517)
Common shares issued under DRIP	12		–	12	–	–	–	12
Repurchase of common shares	(27)		–	(27)	(229)	–	(229)	(256)
Effect of stock compensation plans	26		19	45	–	–	–	45
Balance, December 31, 2005	2,599		127	2,726	6,992	245	7,237	9,963

1 Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of The Thomson Corporation (“Thomson” or the “Company”) include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

•  persuasive evidence of an arrangement exists;

•  delivery has occurred;

•  the fee is fixed or determinable; and

•  collectibility is probable.

Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the Company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price, or has credit risk.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-Based Products (Excluding Software)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Multiple Element Arrangements

When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

Software-Related Products and Services

License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognized.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software license revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. For certain of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company’s costs as the measurement factor.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognizes changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Computer Hardware and Other Property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3–5 years
Buildings and building improvements	5–40 years
Furniture, fixtures and equipment	3–10 years

Computer Software

Capitalized Software for Internal Use

Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in “Depreciation” in the consolidated statement of earnings.

Capitalized Software to be Marketed

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in “Computer software, net” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and this amortization expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Identifiable Intangible Assets

Certain tradenames with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Tradenames	2–30 years
Customer relationships	1–40 years
Databases and content	2–25 years
Publishing rights	30 years
Other	2–29 years

Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.

Selected tradenames comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.

Goodwill

Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•      In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•      In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disposal of Long-lived Assets and

Discontinued Operations

Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

See note 2 for 2006 accounting changes for financial instruments. In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•      cross currency swap agreements to hedge foreign currency exposures on non-U.S. dollar-denominated debt;

•      foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•      interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognized in earnings.

Stock-Based Compensation Plans

Stock Incentive Plan

Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.

Stock Options

Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the New York Stock Exchange (“NYSE”) on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

Restricted Share Units

RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the NYSE on the day prior to the grant date.

Performance Restricted Share Units

In 2006, the Company introduced a new long-term incentive program under which certain senior executives are awarded PRSUs. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0% and 200% of PRSUs initially granted may vest depending upon the Company’s performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three-year vesting period based upon the closing price of the Company’s common shares on the day prior to the grant date and the number of units expected to vest.

Phantom Stock Plan

Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash, and compensation expense is recognized as the SARs change in value based on the fair market value of the Company’s common shares at the end of each reporting period.

Employee Stock Purchase Plan

In the fourth quarter of 2005, the Company initiated an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.

Comparative Amounts

Prior periods have been restated for discontinued operations.

NOTE 2: CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Comprehensive Income

Effective January 1, 2006, Thomson adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

•      an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•      a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•      an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•      a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income.”

The adoption of these new standards had no material impact on the Company’s consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.

During the year ended December 31, 2006, a net increase of $8 million in unrealized gains for cash flow hedges was reflected in “Accumulated other comprehensive income.” The net realized gain in the period previously deferred on adoption in “Accumulated other comprehensive income” was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $7 million was reflected in “Prepaid expenses and other current assets,” “Current portion of long-term debt,” “Other non-current assets” and “Long-term debt.”

As of December 31, 2006, approximately $3 million of net deferred gains in “Accumulated other comprehensive income” were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in “Accumulated other comprehensive income” were expected to be recognized over a period of up to eight years.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (“EIC”) issued Abstract 161, Discontinued Operations (“EIC-161”). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company’s consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements for any period in 2006.

NOTE 3: THOMSONplus PROGRAM

In 2006, Thomson formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for its businesses by:

•  Realigning its business units into five segments;

•  Streamlining and consolidating certain functions such as finance, accounting and business systems;

•  Leveraging infrastructure and technology for customer contact centers;

•  Establishing low-cost shared service centers;

•  Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•  Re-engineering certain product development and production functions and realigning particular sales forces within its business segments.

To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses through 2009, primarily related to technology and restructuring costs, and consulting services. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment.

In 2006, the Company incurred $60 million of expenses within continuing operations associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to its efforts to deploy SAP as a company-wide ERP system, which will continue throughout 2007 and 2008. The severance primarily related to the elimination of certain positions and the relocation of others to lower cost locations resulting from the establishment of a facility in Hyderabad, India to perform certain finance functions. Additionally, the Company incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.

Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. However, based on current estimates, the Company expects to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009.

Of the $60 million spent on THOMSONplus in 2006, $16 million of expenses were associated with the restructuring activities of the program. The liabilities associated with these restructuring activities were not material as of December 31, 2006.

NOTE 4: NET OTHER INCOME (EXPENSE)

The components of net other income (expense) include:

	Year ended December 31
	2006	2005
Net gains on disposals of businesses and investments	47	5
Loss from redemption of debt securities	–	(23)
Equity in net earnings of associates	–	5
Other (expense) income	(46)	(15)
Net other income (expense)	1	(28)

Net Gains on Disposals of Businesses and Investments

For the year ended December 31, 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on the sale of an equity investment.

Loss from Redemption of Debt Securities

In August and September 2005, the Company redeemed two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. These losses primarily represent required premiums paid for early extinguishment and non-cash write-offs of deferred costs.

See note 15.

Other (Expense) Income

For the year ended December 31, 2006, other expense primarily related to a legal reserve representing Thomson’s portion of the cash settlement expected to be paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. For the year ended December 31, 2005, other expense relates to a writedown of an investment to reflect current estimates of fair value.

NOTE 5: NET INTEREST EXPENSE AND OTHER FINANCING COSTS

The components of net interest expense and other financing costs include:

	Year ended December 31
	2006	2005
Interest income	24	16
Interest expense on short-term indebtedness	(26)	(9)
Interest expense on long-term debt	(219)	(228)
	(221)	(221)

Interest paid on short-term indebtedness and long-term debt during 2006 was $244 million (2005 – $220 million) and interest received during 2006 was $25 million (2005 – $14 million).

NOTE 6: INCOME TAXES

The components of earnings (loss) before taxes by jurisdiction are as follows:

	Year ended December 31
	2006	2005
Canada	(242)	(245)
U.S. and other jurisdictions	1,280	1,168
Total earnings before taxes[1]	1,038	923

1 Represents earnings from continuing operations before income taxes.

The provision for income taxes on continuing operations consisted of:

	Year ended December 31
	2006	2005
Canada:
Current	1	126
Deferred	(20)	(17)
Total Canadian	(19)	109
U.S. and other jurisdictions:
Current	239	193
Deferred	(101)	(41)
Total U.S. and other jurisdictions	138	152
Total worldwide	119	261

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at December 31 are as follows:

	2006	2005
Accrued expenses	181	171
Deferred compensation and stock options	124	116
Accounts receivable allowances	32	38
Tax loss and credit carryforwards	863	794
Other	147	78
Total deferred tax asset	1,347	1,197
Valuation allowance	(442)	(412)
Net deferred tax asset	905	785
Intangible assets	(1,280)	(1,231)
Other long-lived assets[1]	(37)	(173)
Financial instruments	(273)	(237)
Pension	(144)	(147)
Other	(16)	(25)
Total deferred tax liability	(1,750)	(1,813)
Net deferred tax liability	(845)	(1,028)

1 Other long-lived assets include Computer hardware and other property and Computer software for internal use.

The net deferred liability of $845 million (2005 – $1,028 million) was comprised of net current deferred tax assets of $153 million (2005 – $129 million) and net long-term deferred tax liabilities of $998 million (2005 – $1,157 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2006 and 2005:

	2006	2005
Balance at beginning of year	412	358
Additional Canadian and other net operating losses with no benefit	68	89
Releases of valuation allowances to income	(26)	(16)
Reduction due to change in deferred tax liability related to debt instruments[1]	(26)	(63)
Exchange and other items	14	44
Balance at end of year	442	412

1      Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2006 and 2005 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2006	2005
Earnings before taxes	1,038	923
Income taxes at the Canadian corporate tax rate of 35.4% (2005 – 36.0%)	367	332
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(276)	(170)
Additions to valuation allowance due to losses with no benefit	68	89
Releases of valuation allowances to income	(26)	(16)
Net change to contingent tax liabilities(1)	(5)	(93)
Withholding tax on repatriation of accumulated profits(2)	–	125
Other, net	(9)	(6)
Income tax provision on continuing operations	119	261

1      In 2005, this amount includes the recognition of a net tax benefit of $98 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

2      During the fourth quarter of 2005, the Company repatriated a substantial portion of the accumulated profits of certain of its subsidiaries. The repatriation was related to the recapitalization of these subsidiaries. The Company incurred a one-time withholding tax of $125 million in connection with this repatriation, which reduced cash provided by operating activities and net earnings in the fourth quarter by the same amount.

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process. The Company’s contingency reserves principally represent liabilities for the years 2000 to 2006.

At December 31, 2006, the Company had Canadian tax loss carryforwards of $1,467 million, tax loss carryforwards in other jurisdictions of $881 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $13 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2008 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2007 and 2026. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $15 million, the majority of which may be carried forward indefinitely, and a tax benefit of $85 million related to capital loss carryforwards that may be used only in offsetting future capital gains.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $5.4 billion at December 31, 2006. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.

NOTE 7: DISCONTINUED OPERATIONS

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented.

During the year ended December 31, 2006, the Company approved plans to dispose of the following businesses:

In October 2006, the Company announced its intention to sell Thomson Learning via three independent processes, each on its own schedule. First, it agreed to sell NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC. The sale is expected to be completed in the second quarter of 2007. Second, the Company is currently seeking buyers for Prometric, a global leader in assessment services, through a competitive bidding process. The Company expects the sale of Prometric to be concluded in 2007. Lastly, the competitive bidding for the Company’s higher education, careers and library reference businesses commenced in the first quarter of 2007. Thomson recorded impairment charges associated with certain of these businesses related to goodwill of $14 million in the fourth quarter of 2006.

Additionally, in the fourth quarter of 2006 the Company approved plans within Thomson Legal & Regulatory to sell its business information and news operations, which include the Company’s Market Research and NewsEdge businesses. It recorded impairment charges associated with these businesses related to identifiable intangible assets and goodwill of $4 million in the fourth quarter of 2006.

In June 2006, the Company’s board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal & Regulatory, and Thomson Medical Education, a provider of sponsored medical education within Thomson Scientific & Healthcare.

In the first quarter of 2006, the Company approved plans within Thomson Legal & Regulatory to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Thomson recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. The Company completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. Based upon the status of negotiations at December 31, 2006, the Company recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006.

In December 2005, the Company’s board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Scientific & Healthcare. The Company recorded a post-tax gain of $23 million related to the completion of the sale in the third quarter of 2006.

For the year ended December 31, 2006, discontinued operations includes a gain of $21 million associated with currency translation adjustments on disposals which were released from “Accumulated other comprehensive income” in the consolidated balance sheet.

In the years ended December 31, 2006 and 2005, discontinued operations also included adjustments to tax liabilities for businesses previously sold. The reserves were reversed in conjunction with the expiration of certain tax audit periods, and are included in “Other” below.

Balance Sheet	December 31, 2006
	Legal &		Scientific &
	Regulatory	Learning	Healthcare	Total
CURRENT ASSETS
Accounts receivable, net of allowances	13	538	31	582
Inventory	1	252	–	253
Other current assets	3	70	5	78
Deferred income taxes	–	124	2	126
Total current assets	17	984	38	1,039
NON-CURRENT ASSETS
Computer hardware and other property	7	157	7	171
Computer software	5	145	1	151
Identifiable intangible assets	29	838	14	881
Goodwill	5	3,003	18	3,026
Other non-current assets	1	270	–	271
Total non-current assets	47	4,413	40	4,500
CURRENT LIABILITIES
Accounts payable and accruals	12	499	23	534
Deferred revenue	32	260	19	311
Other current liabilities	16	1	–	17
Total current liabilities	60	760	42	862
NON-CURRENT LIABILITIES
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	7	404
Total non-current liabilities	16	423	9	448

	December 31, 2005
	Legal &		Scientific &
	Regulatory	Learning	Healthcare	Total
CURRENT ASSETS
Accounts receivable, net of allowances	27	470	32	529
Inventory	1	254	–	255
Other current assets	4	62	2	68
Deferred income taxes	1	120	1	122
Total current assets	33	906	35	974
NON-CURRENT ASSETS
Computer hardware and other property	16	154	8	178
Computer software	24	158	–	182
Identifiable intangible assets	43	907	16	966
Goodwill	8	3,047	22	3,077
Other non-current assets	1	254	–	255
Total non-current assets	92	4,520	46	4,658
CURRENT LIABILITIES
Accounts payable and accruals	18	495	22	535
Deferred revenue	29	218	28	275
Other current liabilities	11	–	–	11
Total current liabilities	58	713	50	821
NON-CURRENT LIABILITIES
Other non-current liabilities	5	50	3	58
Deferred income taxes	17	377	7	401
Total non-current liabilities	22	427	10	459

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2006
	Legal &		Scientific &
	Regulatory	Learning	Healthcare	Other	Total
Revenues from discontinued operations	100	2,393	110	–	2,603
Earnings (loss) from discontinued operations before income taxes	(24)	237	24	–	237
Gain on sale of discontinued operations	4	3	40	5	52
Income taxes	12	(84)	(23)	7	(88)
Earnings (loss) from discontinued operations	(8)	156	41	12	201

	Year ended December 31, 2005
	Legal &		Scientific &
	Regulatory	Learning	Healthcare	Other	Total
Revenues from discontinued operations	123	2,319	132	–	2,574
Earnings (loss) from discontinued operations before income taxes	(25)	294	27	–	296
Gain on sale of discontinued operations	–	–	–	2	2
Income taxes	6	(25)	(10)	3	(26)
Earnings (loss) from discontinued operations	(19)	269	17	5	272

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers and other businesses, the Company adjusted its related tax liabilities which resulted in tax benefits in 2006 and 2005 of $11 million in each year. Offsetting the release of tax liabilities in 2005 was a $9 million tax charge related to the 2004 sale of Thomson Media. Additionally, in 2006 the Company adjusted disposal liabilities related to Thomson Newspapers and other businesses resulting in $5 million (2005 – $2 million) of earnings from discontinued operations for the year ended December 31, 2005. These amounts are included in “Other” above.

“Proceeds from (income taxes paid on) disposal of discontinued operations” within the consolidated statement of cash flow for the year ended December 31, 2006 represent cash received from the sale of Lawpoint, Law Manager, Peterson’s, K.G. Saur and AHC. For the year ended December 31, 2005, the cash outflow from discontinued operations within the consolidated statement of cash flow represents taxes paid related to the 2004 sale of Thomson Media.

The carrying values of businesses disposed of during 2006 consisted of current assets of $23 million, non-current assets of $89 million, current liabilities of $29 million and non-current liabilities of $2 million as of the date of disposal.

NOTE 8: EARNINGS PER COMMON SHARE

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in note 16.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities.  The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	2006	2005
Earnings from continuing operations	919	662
Dividends declared on preference shares	(5)	(4)
Earnings from continuing operations attributable to common shares	914	658

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2006	2005
Weighted-average number of common shares outstanding	643,454,420	653,862,363
Vested deferred share units	677,104	574,385
Basic	644,131,524	654,436,748
Effect of stock and other incentive plans	1,894,821	531,283
Diluted	646,026,345	654,968,031

As of December 31, 2006, 4,028,992 stock options were outstanding that had exercise prices that were below the average market price. The effect of these options was not included in the diluted weighted average share calculation as their impact would have been anti-dilutive.

NOTE 9: ACCOUNTS RECEIVABLE ALLOWANCES

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable  is as follows:

	2006	2005
Balance at beginning of year	102	126
Charges	139	119
Write-offs	(147)	(138)
Other	3	(5)
Balance at end of year	97	102

“Other” includes additions from acquisitions and the impact of foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable.  To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses.  The Company has no significant exposure to any single customer.

NOTE 10: INVENTORIES

Inventories consist of the following:

	2006	2005

Raw materials	17	15
Work in process	19	18
Finished goods	37	34
	73	67

THE THOMSON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: COMPUTER HARDWARE AND OTHER PROPERTY

Computer hardware and other property consists of the following:

			Net computer
			hardware
		Accumulated	and other
As at December 31, 2006	Cost	depreciation	property
Computer hardware	959	(679)	280
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	298	(210)	88
	1,720	(1,095)	625

			Net computer
			hardware
		Accumulated	and other
As at December 31, 2005	Cost	depreciation	property
Computer hardware	979	(726)	253
Land, buildings and building improvements	438	(176)	262
Furniture, fixtures and equipment	301	(212)	89
	1,718	(1,114)	604

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2006 was $198 million (2005 – $190 million).

NOTE 12: COMPUTER SOFTWARE

Computer software consists of the following:

			Net
		Accumulated	computer
As at December 31, 2006	Cost	amortization	software
Capitalized software for internal use	1,791	(1,228)	563
Capitalized software to be marketed	212	(128)	84

	2,003	(1,356)	647

			Net
		Accumulated	computer
As at December 31, 2005	Cost	amortization	software
Capitalized software for internal use	1,608	(1,085)	523
Capitalized software to be marketed	143	(98)	45
	1,751	(1,183)	568

The amortization charge for internal use computer software in 2006 was $241 million (2005 – $224 million) and is included in “Depreciation” in the consolidated statement of earnings. The amortization charge for software intended to be marketed was $25 million (2005 – $21 million) and is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

NOTE 13: IDENTIFIABLE INTANGIBLE ASSETS

The following table presents the details of identifiable intangible assets as at December 31, 2006 and 2005.

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As at December 31, 2006	assets	amortization	assets
Finite useful lives:
Tradenames	206	(94)	112
Customer relationships	2,071	(675)	1,396
Databases and content	852	(408)	444
Publishing rights	1,260	(579)	681
Other	88	(53)	35
	4,477	(1,809)	2,668
Indefinite useful lives:
Tradenames	793		793
	5,270	(1,809)	3,461

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As at December 31, 2005	assets	amortization	assets
Finite useful lives:
Tradenames	223	(94)	129
Customer relationships	1,961	(560)	1,401
Databases and content	817	(338)	479
Publishing rights	1,198	(506)	692
Other	64	(39)	25
	4,263	(1,537)	2,726
Indefinite useful lives:
Tradenames	793		793
	5,056	(1,537)	3,519

The amortization charge for identifiable intangible assets in 2006 was $242 million (2005 – $236 million).

As at December 31, 2006, the average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives was approximately 18 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

NOTE 14: GOODWILL

The following table presents goodwill by operating segment for  the years ended December 31, 2006 and 2005.

	Legal &		Scientific &
	Regulatory	Financial	Healthcare	Total
Balance at December 31, 2004	3,318	1,906	737	5,961
Acquisitions	72	3	7	82
Adjusted purchase price allocations	(3)	(5)	15	7
Translation and other, net	(48)	(31)	(24)	(103)
Balance at December 31, 2005	3,339	1,873	735	5,947
Acquisitions	82	149	297	528
Adjusted purchase price allocations	1	(1)	(13)	(13)
Translation and other, net	57	34	(1)	90
Balance at December 31, 2006	3,479	2,055	1,018	6,552

The adjusted purchase price allocations primarily relate to  updated valuations of identifiable intangible assets for certain  acquisitions, which resulted in decreases in goodwill of $8 million  (2005 – increases of $18 million), as well as to the adjustment  of certain acquisition-related assets and liabilities, which resulted  in decreases in goodwill of $5 million (2005 – $11 million).

THE THOMSON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: FINANCIAL INSTRUMENTS

Accounting Change

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts.” The primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The carrying amounts of derivative instruments are included in “Other current assets,” “Other non-current assets,” and “Other non-current liabilities” in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2006, a significant portion of the Company’s cash was on deposit with five such institutions.

Short-term Indebtedness

At December 31, 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8%. The rate was 5.3% after taking into account hedging arrangements. At December 31, 2005, short-term indebtedness was principally comprised of $167 million of commercial paper with an average interest rate of 4.2%. The rate was 4.3% after taking into account hedging arrangements.

Long-term Debt and Related Derivative Instruments

The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
	Primary debt	Derivative	Primary debt	Derivative
As at December 31, 2006	instruments	instruments	instruments	instruments
Bank and other	111	–	109	–
6.50% Debentures, due 2007	217	(38)	217	(38)
4.35% Notes, due 2009	258	(21)	258	(21)
4.50% Notes, due 2009	217	(33)	217	(33)
5.20% Notes, due 2014	522	(58)	536	(58)
6.85% Medium-term notes, due 2011	345	(108)	378	(108)
5.75% Notes, due 2008	400	–	401	–
4.25% Notes, due 2009	200	–	195	–
4.75% Notes, due 2010	250	–	245	–
6.20% Notes, due 2012	700	–	723	–
5.25% Notes, due 2013	250	–	246	–
5.50% Debentures, due 2035	400	–	363	–
7.74% Private placement, due 2010	75	–	81	–
	3,945	(258)	3,969	(258)
Current portion	(264)	38
	3,681	(220)

	Carrying amount		Fair value
	Primary debt	Derivative	Primary debt	Derivative
As at December 31, 2005	instruments	instruments	instruments	instruments
Bank and other	182	–	179	–
6.50% Debentures, due 2007	215	(36)	223	(46)
4.35% Notes, due 2009	258	(12)	259	(22)
4.50% Notes, due 2009	215	(31)	217	(33)
5.20% Notes, due 2014	516	(24)	542	(57)
6.85% Medium-term notes, due 2011	344	(90)	386	(108)
5.75% Notes, due 2008	400	–	406	–
4.25% Notes, due 2009	200	–	195	–
4.75% Notes, due 2010	250	–	247	–
6.20% Notes, due 2012	700	–	736	–
5.25% Notes, due 2013	250	–	249	–
5.50% Debentures, due 2035	400	–	387	–
Private placements, due 2006–2010	125	–	133	–
	4,055	(193)	4,159	(266)
Current portion	(98)	–
	3,957	(193)

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company utilized various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and recorded in the Company’s consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was $54 million as of December 31, 2006. The total fair value for these agreements at December 31, 2006 was $176 million.

The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at December 31, 2006 was $82 million.

Currency Risk Exposures

Bank and other debt at December 31, 2006 and 2005 was primarily U.S. dollar-denominated and comprised notes issued in connection with the Capstar acquisition, along with foreign currency-denominated loans. The 6.50% Debentures, 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar-denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.50% Debentures and private placements are U.S. dollar-denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before currency		After currency
	hedging arrangements		hedging arrangements[1]
	2006	2005	2006	2005
Canadian dollar	1,559	1,548	–	–
U.S. dollar	2,348	2,435	3,703	3,790
Other currencies	38	72	38	72
	3,945	4,055	3,741	3,862

1      Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at December 31, 2006.

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2007	2008	2009	2010	2011	Thereafter	Total
Before currency hedging arrangements	264	436	676	352	345	1,872	3,945
After currency hedging arrangements[1]	226	436	631	352	254	1,842	3,741

1      Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at December 31, 2006.

Interest Rate Risk Exposures

At December 31, 2006, the Company held four cross-currency interest rate swap agreements which swap from fixed to floating interest rates. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average			Average
	2006	interest rate	% Share	2005	interest rate	% Share
Total fixed	3,218	5.4%	86%	3,305	5.4%	86%
Total floating	523	5.6%	14%	557	4.6%	14%
	3,741	5.4%	100%	3,862	5.2%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 79% to 21%. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

At December 31, 2006, undrawn and available bank facilities amounted to $1.3 billion.

2006 Activity

In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.

2005 Activity

In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% Debentures due 2035.

In addition to the early redemptions of debt, in December and September 2005, the Company also repaid US$50 million and US$75 million, respectively, of privately placed notes and in March 2005, Thomson repaid US$125 million of floating rate notes.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2006 and 2005, the fair value of foreign exchange contracts was not material.

Investments

At December 31, 2006 and 2005, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.

NOTE 16: CAPITAL

The change in capital, which includes stated capital and contributed surplus, was as follows:

			Series II,
			cumulative
	Common share capital		redeemable
	Number of	Stated	preference	Contributed	Total
	shares	capital	share capital	surplus	capital
Balance, December 31, 2004	655,131,827	2,478	110	108	2,696
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	335,862	12	–	–	12
Effect of stock compensation plans	730,703	26	–	19	45
Repurchase of common shares	(7,249,400)	(27)	–	–	(27)
Balance, December 31, 2005	648,948,992	2,489	110	127	2,726
Common shares issued under DRIP	347,840	14	–	–	14
Effect of stock compensation plans	1,820,781	70	–	30	100
Repurchase of common shares	(10,680,600)	(41)	–	–	(41)
Balance, December 31, 2006	640,437,013	2,532	110	157	2,799

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Dividends

Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2006 were $0.88 (2005 – $0.79).

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $14 million (2005 – $12 million) reinvested in common shares issued under the DRIP.

Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. Under this first program, which ended on May 4, 2006, the Company repurchased and subsequently cancelled approximately 13.3 million shares at an average price per share of $36.28.

In May 2006, Thomson renewed its normal course issuer bid. Under this second program, the Company may purchase up to an additional 15 million of its common shares. Shares that are repurchased are cancelled. Purchases commenced on May 5, 2006 and will terminate no later than May 4, 2007. The Company may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Through December 31, 2006, the Company repurchased approximately 4.6 million shares, at an average price per share of $40.09, under this second program.

For the year ended December 31, 2006, the Company repurchased a combined total of approximately 10.7 million common shares for approximately $412 million, representing an average cost per share of $38.57. Of the $412 million, $41 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $371 million was charged to retained earnings.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at December 31, 2006 and 2005, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

NOTE 17: EMPLOYEE FUTURE BENEFITS

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

	Pensions		Other post-retirement plans
	2006	2005	2006		2005
ASSUMPTIONS USED TO DETERMINE NET PERIODIC PENSION EXPENSE
Expected long-term rate of return on plan assets	7.3%	7.5%	N/A		N/A
Discount rate	5.4%	5.8%	5.7%		6.1%
Rate of compensation increase	4.3%	4.3%	N/A	[1]	N/A	[1]
ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATION
Discount rate	5.5%	5.4%	5.9%		5.7%
Rate of compensation increase	4.5%	4.3%	N/A	[1]	N/A	[1]

1      At the end of 2006 and 2005, these plans consisted almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns.

The Company’s net defined benefit plan (income) expense is comprised of the following elements:

					Other post-
	Pensions				retirement plans
	Funded		Unfunded
	2006	2005	2006	2005	2006	2005
COMPONENTS OF NET PERIODIC BENEFIT EXPENSE (INCOME)
Current service cost	57	46	6	7	3	2
Interest cost	126	120	12	11	9	9
Plan amendments	3	–	(3)	1	3	–
Actual return on plan assets	(208)	(285)	–	–	–	–
Actuarial losses (gains)	15	168	(9)	12	(6)	9
Subtotal	(7)	49	6	31	9	20
ADJUSTMENTS[1]
Difference between expected and actual return on plan assets	54	130	–	–	–	–
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	37	(135)	11	(11)	10	(7)
Difference between amortization of past service costs for year and actual plan amendments for year	(3)	1	4	1	(3)	–
Amortization of transitional asset	(1)	(1)	–	–	–	–
Subtotal adjustments	87	(5)	15	(10)	7	(7)
Net defined benefit plan expense	80	44	21	21	16	13

1      Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

					Other post-
	Pensions				retirement plans
	Funded		Unfunded
	2006	2005	2006	2005	2006	2005
BENEFIT OBLIGATION
Beginning benefit obligation	2,268	2,104	207	182	165	154
Current service cost	57	46	6	7	3	2
Interest cost	126	120	12	11	9	9
Plan participants’ contributions	4	4	–	–	–	–
Plan amendments	3	–	(3)	1	3	–
Actuarial losses (gains)	15	168	(9)	12	(6)	9
Non-routine events	–	(11)	–	–	–	–
Acquisitions, net	2	9	1	1	–	–
Benefits paid	(95)	(88)	(7)	(8)	(10)	(9)
Translation adjustments	118	(84)	–	1	–	–
Ending benefit obligation	2,498	2,268	207	207	164	165
PLAN ASSETS
Beginning fair value of plan assets	2,181	2,050	–	–	–	–
Actual return on plan assets	208	285	–	–	–	–
Employer contributions	37	15	7	8	10	9
Plan participants’ contributions	4	4	–	–	–	–
Benefits paid	(95)	(88)	(7)	(8)	(10)	(9)
Other, net	1	(2)	–	–	–	–
Translation adjustments	121	(83)	–	–	–	–
Ending fair value of plan assets	2,457	2,181	–	–	–	–
Funded status – deficit	(41)	(87)	(207)	(207)	(164)	(165)
Unamortized net actuarial loss	437	515	29	38	40	50
Unamortized past service costs	7	4	2	6	2	(1)
Unamortized net transitional asset	(4)	(5)	–	–	–	–
Post-measurement date activity[1]	–	14	2	2	2	2
Accrued benefit asset (liability)	399	441	(174)	(161)	(120)	(114)

1 Consists primarily of contributions

An accrued pension benefit asset of $434 million (2005 – $477 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $209 million (2005 – $197 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet.

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs are included in “Other non-current assets” in the consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2006 were $2,008 million (2005 – $1,823 million). These plans had related fair values of plan assets of $1,909 million (2005 – $1,706 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

As of December 31, 2006, the Company had cumulative unrecognized actuarial losses associated with all of its pension plans of $466 million, compared to $553 million at December 31, 2005. The majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2006). Unrecognized actuarial gains and losses below the 10% corridor are deferred.

Actuarial gains and losses also included the difference between the expected and actual returns on plan assets. The expected return on assets represents the increase in the market-related value of plan assets due to investment reforms. The market-related value of plan assets is defined as the market-related value of plan assets at the prior measurement date adjusted for contributions and distributions during the plan year. The difference between actual asset returns and the expected return on assets for each year is recognized in asset values prospectively at the rate of 20% per year for five years.

The average healthcare cost trend rate used was 9.5% for 2006, which is reduced ratably to 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $17 million at December 31, 2006.

The Company’s pension plans’ allocation of assets as of the plans’ measurement dates for 2006 and 2005 is as follows:

	Percentage of plans’ assets
Asset category	2006	2005
Equity securities	49%	56%
Debt securities	51%	44%
Total	100%	100%

As of December 31, 2006 and 2005 there were no Thomson securities held in the Company’s pension plans’ assets.

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson’s long-term contributions to the plans.

In March 2006, the Company voluntarily contributed $5 million to a benefit plan in the United Kingdom. In the fourth quarter of 2005, the Company voluntarily contributed $14 million to a combination of benefit plans in the United Kingdom. In September 2005, the Company voluntarily contributed $11 million to its principal qualified defined benefit pension plan in the U.S. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans. Total contributions made in 2006 to the Company’s funded pension plans totaled $23 million (2005 – $30 million).

Based on regulatory requirements, the Company was not obligated to make contributions in 2006 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2007.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The benefit payments for the years ended December 31, 2006 and 2005 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2006, are as follows:

Benefit Payments

	Pensions		Other post-
	Funded	Unfunded	retirement plans
2005	88	8	9
2006	95	7	10
Estimated future payments:
2007	100	8	10
2008	100	9	11
2009	104	11	11
2010	108	12	12
2011	112	13	13
2012 to 2016	638	74	69

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $69 million in 2006 (2005 – $58 million), which approximates the cash outlays related to the plans.

NOTE 18: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Lawsuits and Legal Claims

At December 31, 2006, the Company was a defendant in certain lawsuits involving its BAR/BRI business. Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges violations of U.S. federal antitrust laws. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in these cases.

In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson’s part of the settlement is $36 million, which was accrued for in the fourth quarter of 2006. If the settlement is approved by the U.S. District Court for the Central District of California, the Company expects to pay this amount later in 2007.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. Thomson is cooperating fully with the authorities in their inquiry.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Taxes

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled, and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. In the second quarter of 2005, the Company recognized a net tax benefit of $98 million within continuing operations from the release of contingent income tax liabilities upon completion of tax audits relating to prior year periods. The Company’s remaining contingency reserves principally represent liabilities for the years 2000 to 2006.

In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2006 were $147 million (2005 – $143 million). The future minimum operating lease payments are $154 million in 2007, $129 million in 2008, $106 million in 2009, $79 million in 2010, $66 million in 2011 and $246 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities.” The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. During each of the years ended December 31, 2006 and 2005, the Company made payments of $50 million for contingent consideration associated with the 2004 acquisition of TradeWeb. Relative to TradeWeb, the Company is obligated for additional contingent consideration of up to $50 million through 2007, if certain performance measures are achieved. The $50 million payments made in 2006 and 2005, as well as any future payments under this agreement, will be considered additional purchase price. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

NOTE 19: ACQUISITIONS AND DISPOSALS

Acquisitions

The number of transactions completed and related cash consideration during 2006 and 2005 were as follows:

	Year ended December 31
	2006		2005
	Number of	Cash	Number of	Cash
	transactions	consideration	transactions	consideration
Businesses and identifiable intangible assets acquired	23	692	25	181
Contingent consideration payment – TradeWeb	–	50	–	50
Investments in businesses	2	2	3	15
	25	744	28	246

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2006 and 2005, the majority of the acquired goodwill is not deductible for tax purposes.

The details of net assets acquired are as follows:

	2006	2005
Cash and cash equivalents	11	8
Accounts receivable	31	12
Prepaid expenses and other current assets	12	12
Computer hardware and other property	9	2
Computer software	49	5
Identifiable intangible assets	160	126
Goodwill	528	82
Other non-current assets	5	–
Total assets	805	247
Accounts payable and accruals	(29)	(25)
Deferred revenue	(61)	(12)
Other non-current liabilities	(12)	(21)
Total liabilities	(102)	(58)
Net assets	703	189

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

The following provides a brief description of major acquisitions completed during 2006 and 2005:

Date	Company	Acquiring market group	Description
October 2006	Solucient, LLC	Scientific & Healthcare	An advanced healthcare analytics and information company
September 2006	LiveNote Technologies	Legal & Regulatory	A provider of transcript and evidence management software
May 2006	MercuryMD, Inc.	Scientific & Healthcare	A provider of mobile information systems serving the healthcare market
March 2006	Quantitative Analytics, Inc.	Financial	A provider of financial database integration and analysis solutions
July 2005	Global Securities Information, Inc.	Legal & Regulatory	A provider of online securities and securities-related information and research services
February 2005	Tax Partners, LLC	Legal & Regulatory	A provider of sales and use tax compliance services primarily servicing the telecommunications industry in the U.S.

The identifiable intangible assets acquired are summarized as follows:

			Weighted-average amortization period (years)
	2006	2005	2006	2005
Finite useful lives:
Tradenames	16	13	10	10
Customer relationships	116	103	10	13
Databases and content	8	7	8	7
Other	20	3	7	3
	160	126

Disposals

In 2006, Thomson received $81 million net cash consideration from the disposals of businesses that qualified as discontinued operations. In 2005, the Company paid $105 million in taxes associated with discontinued operations sold in a prior year. See note 7.

In 2006, Thomson received $88 million (2005 – $4 million) cash consideration from the disposals of investments.

NOTE 20: STOCK-BASED COMPENSATION

Phantom Stock Plan

Thomson has a phantom stock plan that provides for the granting of stock appreciation rights (“SAR”) to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four- to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2006, the authorized number of SARs was 20,500,000 and there were 3,189,867 units available for grant. Thomson recognized an expense of $7 million related to the phantom stock plan for the year ended December 31, 2006 (2005 – $1 million benefit) in the consolidated statement of earnings, of which $1 million was charged to discontinued operations in 2006 (2005 – nil), as a result of the change in the Company’s share price as compared to the prior year-end.

A summary of the status of the Thomson phantom stock plan as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
	SARs	Canadian $ weighted- average exercise price	SARs	Canadian $ weighted- average exercise price
Outstanding at beginning of year	2,209,503	38.66	2,451,224	37.28
Granted	–	–	252,154	40.77
Exercised	(527,000)	33.01	(382,335)	28.72
Forfeited	(150,945)	36.26	(111,540)	47.16
Outstanding at end of year	1,531,558	40.84	2,209,503	38.66
Exercisable at end of year	1,197,941	40.65	1,692,789	37.75

The following table summarizes information on SARs outstanding at December 31, 2006:

	SARs outstanding			SARs exercisable

Canadian $ range of exercise prices	Number outstanding at 12/31/06	Weighted- average remaining contractual life	Canadian $ weighted- average exercise price	Number exercisable at 12/31/06	Canadian $ weighted- average exercise price
21.77–32.125	45,834	0.5	21.77	45,834	21.77
35.00–44.50	1,300,546	5.0	39.87	966,929	39.31
48.40–57.45	185,178	4.5	52.34	185,178	52.34

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Incentive Plan

In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorizes the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company’s shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of December 31, 2006, there were 22,384,901 awards available for grant (2005 – 22,991,887).

Stock Options

Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the Canadian dollar-denominated options granted and exercised as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
	Options	Canadian $ weighted- average exercise price	Options	Canadian $ weighted- average exercise price
Outstanding at beginning of year	5,451,664	49.67	5,958,774	49.46
Granted	–	–	28,000	40.85
Exercised	(157,800)	42.69	(242,100)	41.00
Forfeited	(194,472)	52.16	(293,010)	51.59
Outstanding at end of year	5,099,392	49.79	5,451,664	49.67
Exercisable at end of year	5,067,267	49.85	5,384,539	49.77

The following table summarizes information on Canadian dollar-denominated stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable

Canadian $ range of exercise prices	Number outstanding at 12/31/06	Weighted- average remaining contractual life	Canadian $ weighted- average exercise price	Number exercisable at 12/31/06	Canadian $ weighted- average exercise price
40.69–44.40	1,138,000	3.5	41.05	1,105,875	41.04
45.90–48.70	2,126,872	4.9	48.36	2,126,872	48.36
50.25–57.45	1,834,520	4.0	56.88	1,834,520	56.88

A summary of the status of the U.S. dollar-denominated options granted and exercised as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
	Options	U.S. $ weighted- average exercise price	Options	U.S. $ weighted- average exercise price
Outstanding at beginning of year	10,469,989	32.62	7,956,303	31.38
Granted	380,000	38.27	3,084,846	35.11
Exercised	(742,400)	30.83	(330,285)	27.77
Forfeited	(479,625)	32.66	(240,875)	30.50
Outstanding at end of year	9,627,964	32.98	10,469,989	32.62
Exercisable at end of year	5,094,436	31.39	3,392,303	30.41

The following table summarizes information on U.S. dollar-denominated stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable

U.S. $ range of exercise prices	Number outstanding at 12/31/06	Weighted- average remaining contractual life	U.S. $ weighted- average exercise price	Number exercisable at 12/31/06	U.S. $ weighted- average exercise price
26.06–29.70	1,594,867	6.0	26.07	1,591,742	26.07
30.79–33.76	4,747,126	7.5	33.55	2,809,861	33.49
33.87–41.66	3,285,971	9.0	35.50	692,833	35.14

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2006, compensation expense recorded in connection with stock options was $19 million (2005 – $20 million), of which $3 million was charged to discontinued operations in each year.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.99 and $7.27 for the years ended December 31, 2006 and 2005, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Risk-free interest rate	4.6%	4.4%
Dividend yield	2.3%	2.3%
Volatility factor	18.5%	18.8%
Expected life (in years)	6	6

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Share Units

In 2004, the Company made its initial grant of RSUs. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional restricted share units. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company's common shares on the day prior to the date of grant. For the year ended December 31, 2006, compensation expense recorded in connection with RSUs was $3 million (2005 – $1 million).

A summary of the status of the time-based restricted share units granted and vested as of December 31, 2006 and 2005, and changes during the years ended on those dates, is as follows:

	2006		2005
	RSUs	U.S. $ weighted- average value	RSUs	U.S. $ weighted- average value
Outstanding at beginning of year	223,715	33.86	27,150	34.68
Granted	192,098	38.20	201,194	33.77
Vested	(7,888)	34.79	(4,629)	34.69
Outstanding at end of year	407,925	35.89	223,715	33.86

During 2006, a total of 7,888 RSUs vested (2005 – 4,629). In January 2007, 5,239 (2006 – 2,991) shares were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. No other outstanding RSUs vest until December 31, 2007.

Performance Restricted Share Units

In 2006, the Company introduced a new form of long-term incentive program (“LTIP”) intended to reward certain senior executives. Previously, the Company’s LTIP awards were cash based.

Under the 2006 LTIP awards, participants are granted Performance Restricted Share Units (“PRSUs”) which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company’s performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial grant amounts may vest.

The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of the Company’s common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.

In 2006, 705,109 PRSUs were granted with a notional value of $27 million at an average share price of $38.88. Related compensatory expenses of $9 million were recorded in 2006.

Employee Stock Purchase Plan

In 2005, the Company initiated an Employee Stock Purchase Plan (“ESPP”) under which eligible U.S. employees may purchase a maximum of 6,000,000 common shares. In 2006, the Company expanded the ESPP to eligible employees in Canada and the United Kingdom under a separate global plan that provides for the issuance of up to an additional 2,000,000 common shares. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognized an expense of $4 million in 2006 relating to the 15% discount of purchased shares (2005 – $1 million). In 2006, 754,993 shares were issued under the plan of which 189,176 related to withholdings from the fourth quarter of 2005. In January 2007, 193,349 shares were issued related to withholdings from the fourth quarter of 2006.

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Details of “Changes in working capital and other items” are:

	2006	2005
Accounts receivable	(141)	(69)
Inventories	(5)	2
Prepaid expenses and other current assets	2	(15)
Accounts payable and accruals	68	69
Deferred revenue	81	36
Income taxes	(33)	(20)
Other	(17)	(60)
	(45)	(57)

Income taxes paid during 2006 were $321 million, which included $23 million relating to the 2006 sales of AHC, Peterson’s and Law Manager, Inc. Income taxes paid during 2005 were $544 million, which included $105 million relating to the 2004 sale of Thomson Media and $125 million for a withholding tax from the repatriation of earnings of its subsidiaries. Income tax refunds received during 2006 were $20 million (2005 – $5 million).

NOTE 22: RELATED PARTY TRANSACTIONS

As of February 23, 2007, The Woodbridge Company Limited (“Woodbridge”) and other companies affiliated with it together beneficially owned approximately 70% of the Company’s common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the amounts charged for these rentals and services were approximately $2 million (2005 – $2 million).

The employees of Jane’s Information Group (“Jane’s”), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were approximately $50,000 (2005 – $45,000), which would approximate the premium charged by a third party insurer for such coverage.

The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When the Company initially signed the contract, it expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period. In 2006 and 2005, Thomson paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: SEGMENT INFORMATION

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in three reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. As of December 31, 2006, the company’s three reportable segments were:

Legal & Regulatory

Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians  three and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Reportable Segments – 2006

(millions of U.S. dollars)	Revenues	Depreciation	Segment operating profit	Additions to capital assets[1] and goodwill	Total assets
Legal & Regulatory	3,647	211	1,120	396	7,552
Financial	2,015	179	379	394	3,484
Scientific & Healthcare	995	39	236	408	2,115
Segment totals	6,657	429	1,735	1,198	13,151
Corporate and other[2]	–	10	(235)	28	1,442
Eliminations	(16)	–	–	–	–
Continuing operations	6,641	439	1,500	1,226	14,593
Discontinued operations					5,539
Total					20,132

Reportable Segments – 2005

(millions of U.S. dollars)	Revenues	Depreciation	Segment operating profit	Additions to capital assets[1] and goodwill	Total assets
Legal & Regulatory	3,368	193	1,000	414	7,263
Financial	1,897	177	334	201	3,358
Scientific & Healthcare	921	34	213	64	1,705
Segment totals	6,186	404	1,547	679	12,326
Corporate and other[2]	–	10	(139)	12	1,476
Eliminations	(13)	–	–	–	–
Continuing operations	6,173	414	1,408	691	13,802
Discontinued operations					5,632
Total					19,434

Geographic Information – 2006

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets
United States	5,358	8,967	15,531
Europe	902	1,871	3,103
Asia-Pacific	193	158	387
Canada	155	164	948
Other countries	33	41	163
Total	6,641	11,201	20,132

Geographic Information – 2005

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets
United States	5,002	8,522	15,688
Europe	816	1,645	2,738
Asia-Pacific	183	146	359
Canada	142	178	437
Other countries	30	102	212
Total	6,173	10,593	19,434

1  Capital assets include computer hardware and other property, capitalized software for internal use and identifiable intangible assets.

2  Corporate and other includes corporate costs, THOMSONplus and costs associated with the Company’s stock-based compensation expense.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is Operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the business segment information to operating profit per the consolidated statement of earnings.

	For the year ended December 31
	2006	2005
Segment operating profit	1,500	1,408
Less: Amortization	(242)	(236)
Operating profit	1,258	1,172

Effective January 1, 2007, the Company will be realigned into five new segments consisting of Legal, Financial, Scientific, Tax & Accounting and Healthcare.

NOTE 24: RECONCILIATION OF CANADIAN TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31
	2006	2005
Net earnings under Canadian GAAP	1,120	934
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	17	15
Derivative instruments and hedging activities	12	4
Income taxes	(6)	(6)
Net income under U.S. GAAP	1,143	947
Earnings under U.S. GAAP from continuing operations	939	674
Earnings under U.S. GAAP from discontinued operations	204	273
Net income under U.S. GAAP	1,143	947
Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.45	$1.02
Discontinued operations, net of tax	0.32	0.42
Basic earnings per common share[1]	$1.77	$1.44

1  Earnings per common share is calculated after taking into account dividends declared on preference shares. For the year ended 2006, diluted earnings per common share for discontinued operations was $0.31, which resulted in total diluted earnings per common share of $1.76 for the year ended December 31, 2006. For 2005, basic and diluted earnings per common share were equivalent.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31
	2006	2005
Comprehensive income under Canadian GAAP	1,337	721
Differences in GAAP increasing (decreasing) reported comprehensive income:
Differences in net income as per above	23	13
Foreign currency translation	(2)	2
Pension adjustment (including tax charge of $7 million in 2006 and benefits
of $4 million in 2005)	16	21
Net unrealized gains on cash flow hedges (net of taxes in 2006 and 2005 of nil)	–	26
Comprehensive income under U.S. GAAP	1,374	783

	As of December 31
	2006	2005
Shareholders’ equity under Canadian GAAP	10,481	9,963
Differences in GAAP increasing (decreasing)
reported Shareholders’ equity:
Business combinations	(590)	(605)
Employee future benefits	(512)	(33)
Derivative instruments and hedging activities	9	48
Income taxes	339	157
Shareholders’ equity under U.S. GAAP	9,727	9,530

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $17 million increase to income (2005 – $15 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $590 million decrease in shareholders’ equity as of December 31, 2006 (2005 – $605 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $6,271 million at December 31, 2006 (2005 – $5,666 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $3,237 million at December 31, 2006 (2005 – $3,284 million).

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards (“FAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 2.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to January 1, 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP than for U.S. GAAP.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders’ equity relates entirely to deferred tax liabilities.

In June 2006, the Financial Accounting Standards Board (“FASB”) in the United States issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation, which is effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company estimates that the impact of adopting FIN 48 will result in an initial increase of its tax liability of approximately $35 million that will be reflected as an adjustment to opening retained earnings.

Employee Future Benefits

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans effective for the Company’s year ended December 31, 2006. Additionally, FAS 158 requires employers to measure plan obligations at their year-end balance sheet date, effective for the Company’s year ending December 31, 2008. The Company has applied and will apply the requirements of FAS 158 prospectively at each stage of adoption.

Under the provisions of FAS 158 treatment, the Company’s reported financial position as of December 31, 2006 under U.S. GAAP reflects an increase in net pension related liabilities of $502 million, a decrease in net deferred tax liabilities of $195 million and a decrease in shareholders’ equity, reflected in accumulated other comprehensive income, of $307 million. There was no impact to reported earnings.

The following table summarizes the incremental effect of applying FAS 158 upon individual line items in the consolidated balance sheet under U.S. GAAP.

FAS 158
(millions of U.S. dollars)	adjustments
Other non-current assets	(380)
Accounts payable and accruals	19
Other non-current liabilities	103
Long-term deferred income tax liability	(195)
Accumulated other comprehensive loss	(307)

As at December 31, 2006, there were no funded pension plans that had accumulated benefit obligations that exceeded the fair value of plan assets. The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2005 was $80 million. These plans had related fair values of plan assets of $68 million in 2005.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement’s impact on its financial statements.

NOTE 25: SUBSEQUENT EVENTS

In February 2007, Thomson’s board of directors approved an annualized 2007 dividend of $0.98 per common share, which represents a quarterly dividend in 2007 of $0.245 per common share. This represents an annual increase of $0.10 per share, or 11%, over 2006.

Also in February 2007, the Company signed an agreement to sell Thomson Medical Education, subject to customary closing conditions. The Company anticipates the sale will be completed in the second quarter of 2007.

THE THOMSON CORPORATION
SIX-YEAR SUMMARY

(unaudited)

The following table includes measurements for segment operating profit. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included in management’s discussion and analysis.

(millions of U.S. dollars)	2006	2005	2004	2003	2002	2001
REVENUES
Legal & Regulatory	3,647	3,368	3,164	2,909	2,719	2,581
Financial	2,015	1,897	1,738	1,526	1,622	1,704
Scientific & Healthcare	995	921	798	743	696	689
Eliminations	(16)	(13)	(14)	(14)	(13)	(8)
	6,641	6,173	5,686	5,164	5,024	4,966
SEGMENT OPERATING PROFIT[1]
Legal & Regulatory	1,120	1,000	916	833	793	723
Financial	379	334	294	230	244	246
Scientific & Healthcare	236	213	174	150	128	117
Corporate and other[2]	(235)	(139)	(115)	(113)	(89)	(95)
	1,500	1,408	1,269	1,100	1,076	991

1     Segment operating profit excludes amortization and restructuring charges.

2     Corporate and other includes corporate costs, THOMSONplus and costs associated with the Company’s stock-based compensation expense.

Prior year amounts have been restated for discontinued operations and reclassified to conform to the current year’s presentation.

The following table includes measurements for adjusted earnings and adjusted earnings per common share from continuing operations that do not have any standardized meanings prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures is included in management’s discussion and analysis.

(millions of U.S. dollars,
except per common share amounts)	2006	2005	2004	2003	2002	2001
Earnings attributable to common shares	1,115	930	1,008	877	585	741
Basic and diluted earnings per common share	$1.73	$1.42	$1.54	$1.34	$0.91	$1.18
SUPPLEMENTAL INFORMATION
Earnings attributable to common shares as above	1,115	930	1,008	877	585	741
Adjust: one-time items, net of tax, resulting from other (income) expense and redemption of Series V preference shares	(17)	24	(1)	(73)	40	(215)
Proportionate share of goodwill impairment recognized by BGM	—	—	—	—	67	—
Tax (benefits) charges	(33)	5	(57)	(78)	(11)	(7)
Earnings from discontinued operations	(201)	(272)	(369)	(238)	(233)	(219)
Effect of new accounting standard[1]	—	—	—	—	—	158
Adjusted earnings from continuing operations	864	687	581	488	448	458
Adjusted basic and diluted earnings per common share from continuing operations	$1.34	$1.05	$0.89	$0.75	$0.70	$0.73

1     Under CICA Handbook Section 3062, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized beginning in 2002. This adjustment removes the amortization related to these assets in prior periods.

BOARD OF DIRECTORS

David Thomson Chairman, The Thomson Corporation; Chairman, The Woodbridge Company Limited

Mary Cirillo Corporate Director Member of Corporate Governance Committee

Roger L. Martin Dean of the Joseph L. Rotman School of Management, University of Toronto Member of Audit Committee

Peter J. Thomson Chairman, The Woodbridge Company Limited

W. Geoffrey Beattie Deputy Chairman, The Thomson Corporation; President, The Woodbridge Company Limited Member of Corporate Governance and Human Resources Committees

Robert D. Daleo Executive Vice President & Chief Financial Officer, The Thomson Corporation

Vance K. Opperman President & Chief Executive Officer, Key Investment, Inc. Chairman of Audit Committee

Richard M. Thomson Corporate Director Member of Audit and Human Resources Committees

Principles

The Thomson Corporation is committed to maintaining strong corporate governance practices that allocate responsibilities between the company’s board of directors and management in a manner that benefits the long-term interests of the company’s shareholders. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged, and that functions independently of management.

Given our dual listing on the New York and Toronto stock exchanges, we comply with applicable U.S. and Canadian governance standards. Our corporate governance practices are designed not only to satisfy regulatory requirements, but also to provide effective oversight of the company. Our board is committed to the highest standards of responsibility, ethics and integrity in fulfilling its responsibilities to shareholders and has adopted corporate governance guidelines in furtherance of these goals.

Board Committees

The board of directors currently has the following three standing committees:

•           The Audit Committee assists the board in fulfilling its oversight responsibilities regarding the integrity of financial statements; legal and regulatory compliance; and the performance of our independent auditors and internal audit function.

•           The Corporate Governance Committee focuses on board structure and composition; the nomination, orientation and compensation of directors; and our overall approach to corporate governance.

•           The Human Resources Committee helps the board fulfill its oversight responsibilities concerning the selection, compensation and professional development of senior management; succession planning; and the management of employee pension and benefit plans.

Richard J. Harrington President & Chief Executive Officer, The Thomson Corporation

Steven A. Denning Managing Partner, General Atlantic, LLC Chairman of Human Resources Committee

Michael J. Sabia President & Chief Executive Officer, BCE Inc. & Chief Executive Officer, Bell Canada Member of Human Resources Committee

John A. Tory Director, The Woodbridge Company Limited Member of Human Resources Committee

Ron D. Barbaro Chairman, The Brick Group Income Fund Member of Audit and Corporate Governance Committees

V. Maureen Kempston Darkes Group Vice President, General Motors Corporation & President, GM Latin America, Africa and Middle East Member of Corporate Governance and Human Resources Committees

John M. Thompson Chairman of the Board, The Toronto-Dominion Bank Chairman of Corporate Governance Committee and Member of Audit Committee

Code of Conduct

We have a code of business conduct and ethics that applies to all employees, officers and directors, all of whom are required to submit an acknowledgment that they have read the code and understand their obligation to comply with the principles and policies it outlines. To further strengthen a culture of ethical business conduct throughout the company, we also have created an online training course related to the code.

For Additional Information

A statement of our policy with respect to corporate governance is included in our management information circular. In addition, information on our corporate governance practices is available to the public in the Corporate Governance area of the Investor Relations section on www.thomson.com. Information available in this area of our website includes our corporate governance guidelines, board committee charters, code of conduct and a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards.

SENIOR MANAGEMENT

Richard J. Harrington

President & Chief Executive Officer,
The Thomson Corporation

Robert D. Daleo

Executive Vice President & Chief Financial Officer,
The Thomson Corporation

Brian H. Hall

Vice Chairman,
The Thomson Corporation

James C. Smith

Executive Vice President & Chief Operating Officer,
The Thomson Corporation

Michael E. Wilens

Executive Vice President & Chief Technology Officer,
The Thomson Corporation

Richard Benson-Armer

Senior Vice President & Chief Strategy Officer,
The Thomson Corporation

Robert B. Bogart

Executive Vice President, Human Resources,
The Thomson Corporation

Mike Boswood

President & Chief Executive Officer,
International Legal & Regulatory

Vin Caraher

President & Chief Executive Officer,
Scientific

Gustav Carlson

Senior Vice President &
Chief Marketing & Communications Officer,
The Thomson Corporation

Robert C. Cullen

President & Chief Executive Officer,
Healthcare

Roy M. Martin Jr.

President & Chief Executive Officer,
Tax & Accounting

Sharon Rowlands

President & Chief Executive Officer,
Financial

Deirdre Stanley

Senior Vice President & General Counsel,
The Thomson Corporation

Peter Warwick

President & Chief Executive Officer,
North American Legal

CORPORATE INFORMATION

Corporate Headquarters

Metro Center
One Station Place
Stamford, Connecticut 06902
United States

tel 203.539.8000
generalinfo@thomson.com

Stock Exchange Listings

Common shares (symbol: TOC):

•      Toronto Stock Exchange (TSX)

•      New York Stock Exchange (NYSE)

Series II preference shares (symbol: TOC.PR.B):

•      Toronto Stock Exchange (TSX)

Capital Stock

Shares outstanding as of December 31, 2006:

•      Common: 640,437,013

•      Series II preference: 6,000,000

Controlling shareholder: The Woodbridge Company Limited and other companies affiliated with it (approximately 70% of common shares)

2006 Financial Calendar

Year end: December 31

Quarterly results: announced on April 26 (Q1), July 26 (Q2) and October 25 (Q3).

Common Share Dividends

At the discretion of the directors. Paid on March 15/June 15/September 15/December 15 or on the first business day thereafter. Declared in U.S. dollars but can be paid in Canadian dollars or U.K. pounds sterling at the holder’s option (see also note 16, page 83).

Further information is available from the registrar.

Dividend Reinvestment Plan

Eligible common shareholders may elect to have cash dividends reinvested in common shares. Further information is available from the registrar.

Employees

As of December 31, 2006, our continuing operations had approximately 32,000 employees.

Annual and Special Meeting of Shareholders

Wednesday, May 2, 2007, 12:00 p.m. at

Roy Thomson Hall
60 Simcoe Street
Toronto, Ontario, Canada

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

tel 1.800.564.6253 (United States, Canada)
tel 514.982.7555 (outside North America)
www.computershare.com

Auditors

PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario  M5K 1G8
Canada

Further Information

Please visit www.thomson.com for corporate and management news and more detailed information on individual Thomson businesses, products and services.

For investor relations inquiries, call 1.800.969.9974 or e-mail investor.relations@thomson.com.

Any forward-looking statements about the company’s outlook and prospects contained in this annual report are subject to risks and uncertainties, as described in the “Risk Factors” section of the company’s most recent annual information form and annual report on Form 40-F.

Design: Torch Partnership/Xplanations by Xplane
Photography: Bill Gallery, Roth & Ramberg
Typesetting and prepress: Moveable Inc., Toronto/Printed in Canada

KEN THOMSON

SEPTEMBER 1, 1923 – JUNE 12, 2006

Ken Thomson was our controlling shareholder. He was Chairman of the Board of Directors from 1978 to 2002 and continued as a director until June 2006, when he died suddenly.

Ken understood the tremendous responsibility that comes with being a controlling shareholder. He supported strong leaders and gave them the room to use their strengths to succeed.

Ken was a wise and caring man who always believed that the future held great promise for our business. Under his leadership, The Thomson Corporation grew to become one of the world’s leading workflow solutions providers and it is well positioned for the future. His legacy to us is the determination to identify new opportunities and the courage to seize them.

We miss him.

TO EXPERIENCE AN INTERACTIVE VERSION
OF THIS ANNUAL REPORT, GO TO
WWW.THOMSON.COM

The Thomson Corporation

Metro Center, One Station Place
Stamford, Connecticut 06902 United States
Tel 203.539.8000

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario  M5K 1A1 Canada
Tel 416.360.8700